

MANHATTAN BRIDGE CAPITAL, INC.
2024 ANNUAL REPORT

[This Page Intentionally Left Blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 000-25991

MANHATTAN BRIDGE CAPITAL, INC.

New York	**11-3474831**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

60 Cutter Mill Road, Suite 205, Great Neck, NY 11021
(Address of Principal Executive Office) (Zip Code)

(516) 444-3400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	LOAN	The Nasdaq Capital Market

Securities registered pursuant to section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter earlier period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of these error correction are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's voting and non-voting common shares held by non-affiliates of the Registrant on June 28, 2024, the last business day of the Registrant's most recently completed second fiscal quarter, computed by reference to the closing price for a common share on the Nasdaq Capital Market on such date, was approximately $44,367,185. (For this computation, the Registrant has excluded the market value of all common shares reported as beneficially owned by executive officers and directors of the Registrant and certain other shareholders; such an exclusion shall not be deemed to constitute an admission that any such person is an "affiliate" of the Registrant.)

As of March 12, 2025, the registrant has a total of 11,438,651 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

MANHATTAN BRIDGE CAPITAL, INC.
FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Report") contains forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are typically identified by the words "believe," "expect," "intend," "estimate" and similar expressions. Those statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations or those of our directors or officers with respect to, among other things, trends affecting our financial condition and results of operations and our business and growth strategies. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors (such factors are referred to herein as "Cautionary Statements"), including but not limited to the following: (i) our loan origination activities, revenues and profits are limited by available funds; (ii) we operate in a highly competitive market and competition may limit our ability to originate loans with favorable interest rates; (iii) our Chief Executive Officer is critical to our business and our future success may depend on our ability to retain him; (iv) if we overestimate the yields on our loans or incorrectly value the collateral securing the loan, we may experience losses; (v) we may be subject to "lender liability" claims; (vi) our due diligence may not uncover all of a borrower's liabilities or other risks to its business; (vii) borrower concentration could lead to significant losses; (viii) we may choose to make distributions in our own stock, in which case you may be required to pay income taxes in excess of the cash dividends you receive; (ix) an increase in interest rates may impact our profitability; (x) we may be unsuccessful in our efforts to extend or replace the Webster Credit Line (as defined below); and (xi) we may be unsuccessful in our efforts to refinance our 6% senior secured notes, due April 22, 2026 (the "Notes"). The accompanying information contained in this Report, including the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations", identifies important factors that could cause such differences. These forward-looking statements speak only as of the date of this Report, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Unless the context otherwise requires, all references in this Report to "Manhattan Bridge Capital," "the Company," "we," "us" and "our" refer to Manhattan Bridge Capital, Inc., a New York corporation, and its consolidated subsidiary, MBC Funding II Corp. ("MBC Funding II"), a New York corporation.

PART I

Item 1. Business

General

We are a New York-based real estate finance company that specializes in originating, servicing and managing a portfolio of first mortgage loans. We offer short-term, secured, non-banking loans (sometimes referred to as "hard money" loans), which we may renew or extend on, before or after their initial term expires, to real estate investors to fund their acquisition, renovation, rehabilitation or improvement of properties located in the New York metropolitan area, including New Jersey and Connecticut, and in Florida. We are organized and conduct our operations to qualify as a real estate investment trust for federal income tax purposes ("REIT"). We have qualified for taxation as a REIT beginning with our taxable year ended December 31, 2014. For reasons discussed below, our restated certificate of incorporation restricts the acquisition and ownership of our capital stock to 4.0% of our outstanding shares of capital stock, by value or number of shares, whichever is more restrictive.

In order to maintain our qualification for taxation as a REIT, we are required to distribute at least 90% of our REIT taxable income to our shareholders each year. To the extent we distribute less than 100% of our taxable income to our shareholders (but more than 90%) we will maintain our qualification for taxation as a REIT, but the undistributed portion will be subject to regular corporate income taxes. As a REIT, we may also be subject to federal excise taxes and minimum state taxes. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act"). In addition, in order for us to qualify for taxation as a REIT, not more than 50% in value of our outstanding common shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the "Code") to include certain entities) at any time during the last half of each taxable year, and at least 100 persons must beneficially own our stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. To help ensure that we meet the tests, our restated certificate of incorporation restricts the acquisition and ownership of our capital stock. The ownership limitation is fixed at 4.0% of our outstanding shares of capital stock, by value or number of shares, whichever is more restrictive. Assaf Ran, our Chief Executive Officer and founder, is exempt from this restriction.

The properties securing the loans are generally classified as residential or commercial real estate and, typically, are not income producing. All loans, except for one with a face value of approximately $47,000, are secured by a first mortgage lien on real estate. In addition, each loan is personally guaranteed by the principal(s) of the borrower, which guarantee may be collaterally secured by a pledge of the guarantor's interest in the borrower. The face amount of the loans we originated in the past seven years ranged from $40,000 to a maximum of $3.6 million. Our lending policy limits the maximum amount of any loan to the lower of (i) 9.9% of the aggregate amount of our loan portfolio (not including the loan under consideration) and (ii) $4 million. Our loans typically have a maximum initial term of 12 months and bear interest at a fixed rate of 9% to 13% per year. In addition, we usually receive origination fees or "points" ranging from 0% to 2% of the original principal amount of the loan as well as other fees relating to underwriting and funding the loan. Interest is always payable monthly, in arrears. In the case of acquisition financing, the principal amount of the loan usually does not exceed 75% of the value of the property (as determined by an independent appraiser) and in the case of construction financing, it is typically up to 80% of construction costs.

Since commencing our business in 2007, except as set forth below, we have never foreclosed on a property, although sometimes we have renewed or extended the term of a loan to enable the borrower to avoid premature sale or refinancing of the property. When we renew or extend a loan, we generally receive additional "points" and other fees. In June 2023, we filed a foreclosure lawsuit relating to one property, as a result of a deed transfer from the borrower to a buyer without our consent. In that instance, the buyer of the property on which we had a valid mortgage suffered a data breach which resulted in the failure of the buyer to remit the funds needed for the loan payoff. In October 2023, we received the entire payoff amount for the loan receivable, including all unpaid fees, to rectify the situation.

Our executive officers are experienced in hard money lending under various economic and market conditions. Loans are underwritten and structured by our Chief Executive Officer, assisted by our Chief Financial Officer, and then managed and serviced principally by our Chief Financial Officer and our internal team. A principal source of new transactions has been repeat business from prior customers and their referral of new business. Loans are originated by our internal team, and we also receive leads for new business from real estate brokers, mortgage brokers and a limited amount of advertising.

Our primary business objective is to grow our loan portfolio while protecting and preserving capital in a manner that provides for attractive risk-adjusted returns to our shareholders over the long term through dividends. We intend to achieve this objective by continuing to selectively originate, fund loans secured by first mortgages on residential and commercial real estate held for investment located in the New York metropolitan area, including New Jersey and Connecticut, and in Florida, and to carefully manage and service our portfolio in a manner designed to generate attractive risk-adjusted returns across a variety of market conditions and economic cycles. We believe that current market dynamics specifically the demand/supply imbalance for relatively small real estate loans, presents opportunities for us to selectively originate high-quality first mortgage loans and we believe that these market conditions should persist for a number of years. We have built our business on a foundation of intimate knowledge of the New York metropolitan area real estate market combined with a disciplined credit and due diligence culture that is designed to protect and preserve capital. We believe that our flexibility and ability to structure loans that address the needs of our borrowers without compromising our standards on credit risk, our expertise, our intimate knowledge of the New York metropolitan area real estate market and our focus on newly originated first mortgage loans, has defined our success until now and should enable us to continue to achieve our objectives.

The Market Opportunity

Real estate investment is a capital-intensive business that relies heavily on debt capital to acquire, develop, improve, construct, renovate and maintain properties. We believe that the demand for relatively small loans to acquire, renovate or improve residential and commercial real estate held around the New York metropolitan area, including New Jersey and Connecticut, and in Florida markets presents a compelling opportunity to generate attractive returns for an established, well-financed, non-bank lender like us. We have competed successfully in these markets notwithstanding the fact that many traditional lenders, such as banks and other institutional lenders, also service this market. Our primary competitive advantage is our ability to approve and fund loans quickly and efficiently. In this environment, characterized by a supply-demand imbalance for financing and increasing asset values, we believe we are well positioned to capitalize and profit from these industry trends.

We believe there is a significant market opportunity for a well-capitalized "hard money" real estate finance company to originate attractively priced loans with strong credit fundamentals. Particularly around the New York metropolitan area where real estate values are relatively stable and substandard properties are being improved, rehabilitated and renovated, we believe there are many opportunities for a "hard money" lender providing capital for these purposes to small scale developers. We further believe that our flexibility to structure loans to suit the particular needs of our borrowers and our ability to close quickly make us an attractive alternative to banks and other large institutional lenders for small real estate developers and investors.

Our Business and Growth Strategies

Our objective is to protect and preserve capital in a manner that provides for attractive risk-adjusted returns to our shareholders over the long term, principally through dividends. We intend to achieve this objective by continuing to focus exclusively on selectively originating, servicing and managing a portfolio of short-term real estate loans secured by first mortgages on real estate located in the New York metropolitan area, including New Jersey and Connecticut, and in Florida, that are designed to generate attractive risk-adjusted returns across a variety of market conditions and economic cycles. We believe that our ability to react quickly to the needs of borrowers, our flexibility in terms of structuring loans to meet the needs of borrowers, our intimate knowledge of the New York metropolitan area real estate market, our expertise in "hard money" lending and our focus on newly originated first mortgage loans, should enable us to achieve this objective. Nevertheless, we will remain flexible in order to take advantage of other real estate related opportunities that may arise from time to time, whether they relate to the mortgage market or, if we determine that it is in our best interest, to make direct or indirect investments in real estate.

Our strategy to achieve our objective includes the following:

- capitalize on opportunities created by the long-term structural changes in the real estate lending market and the continuing demand for liquidity in the real estate market;
- take advantage of the prevailing economic environment as well as economic, political and social trends that may impact real estate lending currently and in the future as well as the outlook for real estate in general and particular asset classes;
- remain flexible in order to capitalize on changing sets of investment opportunities that may be present in the various points of an economic cycle; and

- operate so as to qualify for taxation as a REIT and for an exemption from registration under the Investment Company Act.

In furtherance of these strategies, we have a credit line agreement with Webster Business Credit Corporation ("Webster"), Flushing Bank ("Flushing"), and Mizrahi Tefahot Bank Ltd. ("Mizrahi") whereby Webster, Flushing and Mizrahi have extended us a $32.5 million credit line.

Our Competitive Strengths

We believe our competitive strengths include:

- Experienced management team. Our management team has successfully originated and serviced a portfolio of real estate mortgage loans generating attractive annual returns under varying economic and real estate market conditions. We expect that the experience of our management team will provide us with the ability to effectively deploy our capital in a manner that we believe will provide for attractive risk-adjusted returns but with a focus on capital preservation and protection.

- Long-standing relationships. A significant portion of our business comes from repeat customers with whom we have long-standing relationships. These customers are also a referral source for new borrowers. As long as these customers remain active real estate investors, they provide us with an advantage in securing new business and help us maintain a pipeline to attractive new opportunities that may not be available to many of our competitors or to the general market.

- Knowledge of the market. Our intimate knowledge of the real estate markets in the geographic areas in which we operate enhances our ability to identify attractive opportunities and helps distinguish us from many of our competitors.

- Disciplined lending. We seek to maximize our risk-adjusted returns, and preserve and protect capital, through our disciplined and credit-based approach. We utilize rigorous underwriting and loan closing procedures that include numerous checks and balances to evaluate the risks and merits of each potential transaction. We seek to protect and preserve capital by carefully evaluating the conditions of various properties, property locations, and the creditworthiness of the guarantors.

- Vertically-integrated loan origination platform. We manage and control the loan process from origination through closing with our own personnel and independent legal counsel and appraisers, with whom we have long relationships, who together constitute a highly experienced team in credit evaluation, underwriting and loan structuring. We also believe that our procedures and experience allow us to quickly and efficiently execute opportunities we deem desirable.

- Structuring flexibility. As a relatively small, non-bank real estate lender, we can move quickly and have much more flexibility than traditional lenders to structure loans to suit the needs of our clients. Our ability to customize financing structures to meet borrowers' needs is one of our key business strengths.

- No legacy issues. Unlike many of our competitors, we are not burdened by distressed legacy real estate assets. We do not have a legacy portfolio of lower-return or problem loans that could potentially dilute the attractive returns we believe are available in the current liquidity-challenged environment and/or distract and monopolize our management team's time and attention. We do not have any adverse credit exposure to, and we do not anticipate that our performance will be negatively impacted by, previously purchased assets.

Our Real Estate Lending Activities

Our real estate lending activities involve originating, funding, servicing and managing short-term loans (i.e.: loans with an initial term of not more than one year), secured by first mortgage liens on real estate property located in the New York metropolitan area, including New Jersey and Connecticut, and in Florida, held for investment or resale. Generally, borrowers use the proceeds from our loans for one of three purposes: (i) to acquire and renovate existing residential (single, two or three family) real estate properties; (ii) to acquire vacant land and construct residential real properties; and (iii) to purchase and hold income producing properties. Our mortgage loans are structured to fit the needs and business plans of the borrowers. Revenue is generated primarily from the interest borrowers pay on our loans and, to a lesser extent, loan fee income generated on the origination and extension of loans.

Most of our loans are funded in full at the closing. However, our loan portfolio includes a number of construction loans, which are only partially funded at closing. At December 31, 2024 and 2023, our unfunded commitment was approximately $7.2 million and $7.98 million, respectively. Advances under construction loans are funded against requests supported by all required documentation as and when needed to pay contractors and other costs of construction. In the case of construction loans, the borrower will either deliver multiple notes or one global note for the entire commitment. In either case, interest only accrues on the funded portion of the loan.

In general, our strategy is to service and manage the loans we originate until they are paid. However, there have been a few instances where we have either used loans as collateral, or sold participating interests in loans. At December 31, 2024, most of our loans are secured by properties located around the New York metropolitan area. Most of the properties we finance are residential, although on occasion they are classified as commercial. However, in all instances the properties are held only for investment by the borrowers. Most of these properties do not generate any cash flow.

The typical terms of our loans are as follows:

Principal amount – In the last seven years, a minimum of $40,000 to a maximum of $3.6 million. Our lending policy limits the maximum loan amount to the lower of (i) 9.9% of the aggregate amount of our loan portfolio (not including the loan under consideration) and (ii) $4 million.

Loan-to-Value Ratio - Up to 75%, and/or up to 80% of construction costs.

Interest rate - Most of the loans in our portfolio have a fixed rate of typically 9% to 13%.

Term - Generally, one year with early termination in the event of a sale of the property or a refinancing. We entertain requests for granting extensions under certain conditions.

Prepayments - Borrower may prepay the loan at any time beginning three months after the funding date and in some instances, we waive prepayment fees.

Covenants - To timely pay all interest on the loan and to maintain hazard insurance with respect to the property.

Events of default - Include: (i) failure to comply with the loan terms; (ii) breach of a covenant.

Payment terms - Interest only is payable monthly in arrears. Principal is due in a "balloon" payment at the maturity date.

Escrow - None.

Reserves - None.

Security - The loan is evidenced by a promissory note, which is secured by a first mortgage lien on the real property owned by the borrower. In addition, each loan is guaranteed by the principals of the borrower, which may be collaterally secured by a pledge of the guarantor's interest in the borrower.

Fees and Expenses - Borrowers generally pay an origination fee equal to 0% to 2% of the loan amount. If we agree to extend the term of the loan, we usually collect the same origination fee we charged on the initial funding of the loan. In addition, borrowers in some cases also pay a processing fee, wire fee, bounced check fee, assignment fee and, in the case of construction loans, check requisition fee for each draw from the loan. Finally, the borrower pays all expenses relating to obtaining the loan including the cost of a property appraisal, and all title, recording fees and legal fees.

Operating Data

The current high level of interest rates adversely impacts our interest costs, and also results in less competition and less liquidity in the real estate market. We have experienced a slowdown in the deployment of capital, as well as lower demand for new loans. We have increased the interest rates charged on our commercial loans in order to offset our increased interest costs. In addition, most of our loans contain an adjustable interest rate clause allowing us to charge no less than the prime rate plus 3% on the outstanding loans.

Our loan portfolio

The following table highlights certain information regarding our real estate lending activities for the periods indicated:

($ in thousands)	Year Ended December 31, 2024	2023
Loans originated	$ 41,966	$ 56,301
Loans repaid	$ 49,090	$ 57,736
Mortgage lending revenues	$ 9,689	$ 9,796
Mortgage lending expenses	$ 2,339	$ 2,528
Number of loans outstanding	95	120
Principal amount of loans earning interest	$ 65,974	$ 73,048
Average outstanding loan balance	$ 694	$ 609
Percent of loans secured by New York metropolitan area properties, including in New Jersey and Connecticut (1)	95.80%	97.50%
Weighted average contractual interest rate	11.36%	11.49%
Weighted average term to maturity (in months) (2)	6.35	6.77

(1) Calculated based on the number of loans.

(2) Without giving effect to extension options.

At December 31, 2023, no single loan, borrower or group of affiliated borrowers accounted for more than 10% of our loan portfolio. At December 31, 2024, we have made loans to four different entities in the aggregate amount of $7,225,000, or representing 11.0% of our loan portfolio. One individual holds at least a fifty percent interest in each of the different entities. This individual is not affiliated with any of our officers or directors.

The following table sets forth information regarding the types of properties securing our mortgage loans outstanding at December 31, 2024 and 2023, and the interest earned, on the active loans, in each category (dollars in thousands):

	2024			2023		
	Number of Loans	Interest Earned	Percentage	Number of Loans	Interest Earned	Percentage
Residential	85	$ 4,515	85%	111	$ 4,504	84%
Commercial	6	801	11%	6	768	14%
Mixed Use	4	161	4%	3	90	2%
Total	95	$ 5,477	100%	120	$ 5,362	100%

Our Origination Process and Underwriting Criteria

We primarily rely on our relationships with existing and former borrowers, real estate investors, real estate brokers, loan initiators, and mortgage brokers to originate loans. Many of our borrowers are “repeat customers.” When underwriting a loan, the primary focus of our analysis is the value of a property and the credit worthiness of the borrower and its principals. Prior to making a final decision on a loan application we conduct extensive due diligence of the borrower and its principals. In terms of the property, we require an assessment report and evaluation. We also order title, lien and judgment searches. We will also evaluate the neighborhood in order to determine the liquidity of the property. Finally, we analyze and assess financial and operational data provided by the borrower relating to its operation and maintenance of the property. In terms of the borrower and its principals, we usually obtain third party credit reports from one of the major credit reporting services as well as personal financial information provided by the borrower and its principals. We analyze all this information carefully prior to making a final determination. Ultimately, our decision is based on our conclusions regarding the value of the property, which takes into account factors such as the neighborhood in which the property is located, the current use and potential alternative use of the property, current and potential net income from the property, the local market, sales information of comparable properties, existing zoning regulations, the creditworthiness of the borrower and its principals and their experience in real estate ownership, construction, development and management. In conducting our due diligence, we rely, in part, on third party professionals and experts including appraisers, title insurers and attorneys.

Before a loan commitment is issued, the loan must be reviewed and approved by our Chief Executive Officer. Our loan commitments are generally issued subject to receipt by us of title documentation and title report, in a form satisfactory to us, for the underlying property. We require a personal guarantee from the principal or principals of the borrower.

Our Current Financing Strategies

Our financing strategies are critical to the success and growth of our business. Our financing strategies at this time are limited to equity and debt offerings, as well as lines of credit from banks. Our principal capital raising transactions have consisted of the following:

Credit line. Currently, we have a credit line with Webster, Flushing, and Mizrahi pursuant to which we are eligible to borrow up to $32.5 million against assignments of mortgages and other collateral (the "Webster Credit Line"), as described in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - "Liquidity and Capital Resources" below. As of December 31, 2024, the interest rates under the Webster Credit Line equaled (i) the Secured Overnight Financing Rate ("SOFR") plus a premium, which rate aggregated 8.0%, including a 0.5% agency fee, or (ii) a Base Rate (as defined in the Amended and Restated Credit Agreement) plus 2.00% plus a 0.5% agency fee, as chosen by the Company for each drawdown. (See Note 5 to the financial statements included elsewhere in this Report.) As of December 31, 2024 and March 4, 2025, $16,427,874 and $14,929,239, respectively, was outstanding under the Webster Credit Line. The following table shows our capitalization, including our financing arrangements, and our loan portfolio as of December 31, 2024:

Capitalization ($ in thousands):

Debt:		
Line of credit	$	16,428
Senior secured notes (net of deferred financing costs of $97)		5,903
Total debt		22,331
Other liabilities		2,333
Capital (equity)		43,265
Total sources of capital	$	67,929
Assets:		
Loans	$	65,974
Other assets		1,955
Total assets	$	67,929

Competition

The real estate finance market around the New York metropolitan area is highly competitive. We face competition for lending and investment opportunities from a variety of institutional lenders and investors and many other market participants, including specialty finance companies, mortgage/other REITs, commercial banks and thrift institutions, investment banks, insurance companies, hedge funds and other financial institutions as well as private equity funds, family offices and high net worth individuals. Many of these competitors enjoy competitive advantages over us, including greater name recognition, established lending relationships with customers, financial resources, and access to capital. However, we have seen less competition and less liquidity in the real estate market due to the interest rate increases in recent years. We also believe that we benefit from our low equity-to-debt ratio in the current market condition.

Notwithstanding some of our competitive disadvantages, we believe we have carved a niche for ourselves among small real estate developers, owners and contractors throughout the New York metropolitan area because of our ability to structure each loan to suit the needs of each individual borrower and our ability to act quickly. In addition, we believe we have developed a reputation among these borrowers as offering reasonable terms and providing outstanding customer service. We believe our future success will depend on our ability to maintain and capitalize on our existing relationships with borrowers and brokers and to expand our borrower base by continuing to offer attractive loan products, remain competitive in pricing and terms, and provide superior service.

In addition, we have also begun operating in the New Jersey, Connecticut and Florida markets. As we have not operated in those markets for an extended period of time, we have faced competition from more established lenders, as well as some smaller lenders, in those markets.

Sales and Marketing

We rely on our internal team to generate lending opportunities as well as referrals from existing or former borrowers, brokers and bankers and advertising to generate lending opportunities. A principal source of new transactions has been repeat business from prior customers and their referral of new leads. We also engage with third parties in order to support sales and marketing efforts as needed.

Intellectual Property

Our business does not depend on exploiting or leveraging any intellectual property rights. To the extent we own any rights to intellectual property, we rely on a combination of federal, state and common law trademarks, service marks and trade names, copyrights and trade secret protection. We have registered some of our trademarks and service marks in the United States Patent and Trademark Office including "Manhattan Bridge Capital".

The protective steps we have taken may not deter misappropriation of our proprietary information. These claims, if meritorious, could require us to license other rights or subject us to damages and, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part.

Employees

As of December 31, 2024, we employed six employees. In addition, during 2024 we used outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers were used to assist management in evaluating the worth of collateral, when deemed necessary by management. We also used construction inspectors as well as mortgage brokers and deal initiators.

Regulation

Our operations are subject, in certain instances, to supervision and regulation by state and federal governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions. In addition, we may rely on exemptions from various requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, the Investment Company Act and ERISA. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties who we do not control.

Regulation of Commercial Real Estate Lending Activities

Although most states do not regulate commercial finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies, and require licensing of lenders and financiers and adequate disclosure of certain contract terms. We also are required to comply with certain provisions of, among other statutes and regulations, certain provisions of the Equal Credit Opportunity Act that are applicable to commercial loans, The USA PATRIOT Act, regulations promulgated by the Office of Foreign Asset Control and federal and state securities laws and regulations.

Investment Company Act Exemption

Although we reserve the right to modify our business methods at any time, we are not currently required to register as an investment company under the Investment Company Act. However, we cannot assure you that our business strategy will not evolve over time in a manner that could subject us to the registration requirements of the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test.

We rely on the exception set forth in Section 3(c)(5)(C) of the Investment Company Act which excludes from the definition of investment company "[a]ny person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses... (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exception generally requires that at least 55% of an entity's assets be comprised of mortgages and other liens on and interests in real estate, also known as "qualifying interests," and at least another 25% of the entity's assets must be comprised of real estate-type interests reduced by any amount of qualifying interests that the entity holds in excess of the 55% minimum limit (with no more than 20% of the entity's assets comprised of miscellaneous assets). At the present time, we qualify for the exception under this section and our current intention is to continue to focus on originating short-term loans secured by first mortgages on real property. However, if, in the future, we do acquire non-real estate assets without the acquisition of substantial real estate assets, we may be deemed to be an "investment company" and be required to register as such under the Investment Company Act, which could have a material adverse effect on us.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

Qualification for exclusion from the definition of an investment company under the Investment Company Act will limit our ability to make certain investments. In addition, complying with the tests for such exclusion could restrict the time at which we can acquire and sell assets.

Environmental Laws

Our borrowers, who own properties, may be subject to various environmental laws of federal, state and local governments. To the extent that an owner of a property underlying one of our debt instruments becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may adversely affect the value of the relevant mortgage asset held by us and our ability to make distributions to our shareholders. To date, our borrowers' compliance with existing laws has not had a material adverse effect on our earnings and we do not have reason to believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on the properties owned by our borrowers.

Available information

We make available our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (Exchange Act), as amended, free of charge on our website at www.manhattanbridgecapital.com, as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. The information on our website is not incorporated by reference into this Report.

Item 1A. Risk Factors

The following risk factors, among others, could affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and except as required by law we assume no obligation to update this information. You should carefully consider the risks described below and elsewhere in this Report before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Our common stock is considered speculative and the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The following risk factors are not the only risk factors facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business.

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may adversely affect our business, financial condition and results of operations. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business

- our loan origination activities, revenues and profits are limited by available funds;
- the competitive real estate lending market and competition;
- our investment, leverage and financing strategies;
- the broad authority of our management team in making lending decisions and their importance to our business;
- the impact of potential security breaches;

Risks Related to Our Portfolio

- the impact of interest rates on our borrowing and business and the requirement to meet covenants contained in our credit line facility;
- the impact of overestimating loan yields or the value of collateral and interest rate fluctuations;
- market conditions for mortgages and mortgage-related assets;

- extension of existing loans;

- potential lender liability claims;

- the impact of the timing of prepayment of loans;

- the liquidity of our loan portfolio;

- the geographic concentration of our loan portfolio;

- our exposure to economic slowdowns or recessions;

- our ability to foreclose as promptly as may be necessary;

- potential liability relating to environmental matters;

- loan defaults;

- casualty events occurring on properties securing our loans;

- borrower concentration;

Risks Related to Financing Transactions

- complying with covenants in our existing credit line;

- our use of leverage;

Risks Related to REIT Status and Investment Company Act Exemption

- potential challenges by the Internal Revenue Service (the "IRS");
- compliance with REIT requirements, including REIT distribution requirements;
- potential tax liabilities and our reliance on tax and legal advice on our REIT status;
- the impact of our distributions and the tax impact of our dividend payments;
- the impact of the liquidation of our assets;
- the ownership restrictions set forth in our restated certificate of incorporation;
- our ability to generate sufficient cash flow to make distributions;
- the impact of being deemed an investment company under the Investment Company Act;

Risks Related to Our Common Shares

- the potential for our largest shareholder's interests not aligning with those of our other shareholders;

Risks Related to Our Organization and Structure

- the impact of certain provisions of New York law;
- our capital structure may prevent a change in control and the limited rights of shareholders to take action against our officers and directors;

Risks Related to the Notes issued by MBC Funding II

- our shareholders and noteholders may not have aligned interests;
- the restrictive covenants in the indenture (the "Indenture"), dated April 25, 2016, among MBC Funding II, as Issuer, the Company, as Guarantor, and Worldwide Stock Transfer LLC, as Indenture Trustee (the "Indenture Trustee") relating to the Notes issued to certain noteholders (the Noteholders");
- the potential lack of protection against certain events that may impact the obligations under the Notes;
- our inherent conflict of interest with MBC Funding II;
- the potential lack of ability of the Indenture Trustee and Noteholders to enforce their rights;
- the impact of bankruptcy on us or MBC Funding II;
- the ability to make the required payments of interest and principal on the Notes or to refinance the Notes before their maturity;

General Risk Factors

- access to financing;
- the limited trading and volatility in our common stock;
- future events that may impact the price of our common stock; and
- future offerings may adversely affect the market and our stockholders.

Risks Related to Our Business

Our loan origination activities, revenues and profits are limited by available funds. If we do not increase our working capital, we will not be able to grow our business.

As a real estate finance company, our revenue and net income is limited to interest and other fees received or accrued on our loan portfolio. Our ability to originate real estate loans is limited by the funds at our disposal. As of March 4, 2025, we had approximately $17.6 million of borrowing availability under the Webster Credit Line that expires on February 28, 2026. Although the Company does not believe there will be any issues in extending the Webster Credit Line or securing a similar line from another bank before its expiration, there can be no assurance that we will be able to extend the Webster Credit Line or secure a similar line from another bank before its expiration. We intend to use the proceeds from the repayment of loans outstanding and the additional borrowing capacity under the Webster Credit Line to originate real estate loans. Nevertheless, if demand for our mortgage loans increases, we cannot assure you that we will be able to capitalize on this demand given the limited funds available to us to originate loans.

We operate in a highly competitive market and competition may limit our ability to originate loans with favorable interest rates.

We operate in a highly competitive market, and we believe these conditions will persist for the foreseeable future as the financial services industry continues to consolidate, producing larger, better capitalized and more geographically diverse companies with broad product and service offerings. Thus, our profitability depends, in large part, on our ability to compete effectively. Our competition includes mortgage/other REITs, specialty finance companies, savings and loan associations, banks, mortgage banks, insurance companies, mutual funds, pension funds, private equity funds, hedge funds, institutional investors, investment banking firms, non-bank financial institutions, governmental bodies, family offices and high net worth individuals. We may also compete with companies that partner with and/or receive financing from the U.S. Government. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. In addition, larger and more established competitors may enjoy significant competitive advantages, including enhanced operating efficiencies, more extensive referral networks, greater and more favorable access to investment capital and more desirable lending opportunities. Several of these competitors, including mortgage REITs, have recently raised or are expected to raise, significant amounts of capital, which enables them to make larger loans or a greater number of loans. Some competitors may also have a lower cost of funds and access to funding sources that may not be available to us, such as funding from various governmental agencies or under various governmental programs for which we are not eligible. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of possible loan transactions or to offer more favorable financing terms than we would. Finally, as a REIT and because we operate in a manner so as to be exempt from the requirements of the Investment Company Act, we may face further restrictions to which some of our competitors may not be subject. As a result, we may find that the pool of potential borrowers available to us is limited. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations.

We may change our investment, leverage, financing and operating strategies, policies or procedures without shareholder consent, which may adversely affect the market value of our common shares and our ability to make distributions to shareholders.

We may amend or revise our policies, including our policies with respect to growth strategy, operations, indebtedness, capitalization, financing alternatives and underwriting criteria and guidelines, or approve transactions that deviate from our existing policies at any time, without a vote of, or notice to, our shareholders. For example, we may decide that in order to compete effectively, we should relax our underwriting guidelines and make riskier loans, which could result in a higher default rate on our portfolio. We may also decide to expand our business focus to other targeted asset classes, such as participation interests in mortgage loans, mezzanine loans and subordinate interests in mortgage loans. We could also decide to adopt investment strategies that include securitizing our portfolio, hedging transactions and swaps. We may even decide to broaden our business to include acquisitions of real estate assets, which we may or may not operate. Finally, as the market evolves, we may determine that the residential and commercial real estate markets do not offer the potential for attractive risk-adjusted returns for an investment strategy that is consistent with our intention to remain qualified for taxation as a REIT and to operate in a manner to remain exempt from registration under the Investment Company Act. If we believe it would be advisable for us to be a more active seller of loans and/or interests thereon, we may determine that we should conduct such business through a taxable REIT subsidiary or that we should cease to maintain our qualification for taxation as a REIT. These changes may increase our exposure to interest rate risk, default risk, financing risk and real estate market fluctuations, which could adversely affect our business, operations and financial conditions as well as the value of our securities and our ability to make distributions to our shareholders.

Management has broad authority to make lending decisions. If management fails to generate attractive risk-adjusted loans on a consistent basis, our revenue and income could be materially and adversely affected and the market price of a share of our common shares is likely to decrease.

Our board of directors has given management broad authority to make decisions to originate loans. The only limitation imposed by the board of directors is that no single loan may exceed the lower of (i) 9.9% of our loan portfolio (without taking into account the loan under consideration) and (ii) $4 million. Within these broad guidelines, our Chief Executive Officer has the absolute authority to make all lending decisions. Thus, management could authorize transactions that may be costly and/or risky, which could result in returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Further, management's decisions may not fully reflect the best interests of our shareholders. Our board of directors may periodically review our underwriting guidelines but will not, and will not be required to, review all of our proposed loans. In conducting periodic reviews, our board of directors will rely primarily on information provided to them by management.

Our Chief Executive Officer and Chief Financial Officer are each critical to our business and our future success may depend on our ability to retain them. In addition, as our business grows we will need to hire additional personnel.

Our future success depends to a significant extent on the continued efforts of our founder, president and Chief Executive Officer, Assaf Ran, and our Chief Financial Officer, Vanessa Kao. Mr. Ran generates most, if not all, of our loan applications, supervises all aspects of the underwriting and due diligence process in connection with each loan, structures each loan and has absolute authority (subject only to the maximum amount of the loan) as to whether or not to approve the loan. Ms. Kao services all loans in our portfolio. If Mr. Ran is unable to continue to serve as our Chief Executive Officer on a full-time basis, we might not be able to generate sufficient loan applications and our business and operations would be adversely affected. In addition, in the future we may need to attract and retain qualified senior management and other key personnel, particularly individuals who are experienced in the real estate finance business and people with experience in managing a mortgage REIT. If we are unable to recruit and retain qualified personnel in the future, our ability to continue to operate and to grow our business will be impaired.

Terrorist attacks and other acts of violence or war may affect the real estate industry generally and our business, financial condition and results of operations.

The risk of terrorist attacks by extremist groups has risen over the last few years. Any future terrorist attacks, the anticipation of any such attacks, and the consequences of any military or other response by the United States and its allies may have an adverse impact on the U.S. financial markets and the economy in general. In addition, a significant terrorist attack in New York City could have a material adverse impact on the New York real estate market, which, in turn, could make it more difficult for our borrowers to repay their loans. We cannot predict the severity of the effect that any such future events would have on the U.S. financial markets, including the real estate capital markets, the economy or our business. Any future terrorist attacks could adversely affect the credit quality of some of our loan portfolio. We may suffer losses as a result of the adverse impact of any future terrorist attacks and these losses may adversely impact our results of operations.

The enactment of the Terrorism Risk Insurance Act of 2002, or the TRIA, and the subsequent enactment of the Terrorism Risk Insurance Program Reauthorization Act of 2007, which extended TRIA through the end of 2020, which in turn was extended by the Terrorism Risk Insurance Program Reauthorization Act of 2019 through the end of 2027 requires insurers to make terrorism insurance available under their property and casualty insurance policies in order to receive federal compensation under TRIA for insured losses. However, this legislation does not regulate the pricing of such insurance. The absence of affordable insurance coverage may adversely affect the general real estate lending market, lending volume and the market's overall liquidity and may reduce the number of suitable financing opportunities available to us and the pace at which we are able to make loans. If property owners are unable to obtain affordable insurance coverage, the value of their properties could decline and in the event of an uninsured loss, we could lose all or a portion of our investment.

Our existing credit line has numerous covenants. If we are unable to comply with these covenants, or obtain necessary waivers, the outstanding amount of the loan could become due and payable.

The Webster Credit Line contains various covenants and restrictions that are typical for these kinds of credit facilities, including limiting the amount that we can borrow relative to the value of the underlying collateral, maintaining various financial ratios and limitations on the terms of loans we make to our customers. If we fail to meet or satisfy any of these covenants, or fail to obtain a waiver in the event we do fail to meet or satisfy any of these covenants, we would be in default under our agreement with Webster, Flushing and Mizrahi, and Webster, Flushing and/or Mizrahi could elect to declare outstanding amounts due and payable, terminate its commitments to us, require us to post additional collateral and/or enforce their interests against existing collateral. Acceleration of our debt to Webster, Flushing and/or Mizrahi could significantly reduce our liquidity or require us to sell our assets to repay amounts due and outstanding. This would significantly harm our business, financial condition, results of operations and ability to make distributions and could result in the foreclosure of our assets which secure our obligations, which could cause the value of our outstanding securities to decline. A default could also significantly limit our financing alternatives such that we would be unable to pursue our leverage strategy, which could adversely affect our returns.

Our indebtedness could adversely affect our financial flexibility and our competitive position.

We have, and expect that we will continue to have a significant amount of indebtedness. As of December 31, 2024, we had approximately $22.4 million of debt outstanding, consisting of the amounts outstanding under the Webster Credit Line and the balance of the Notes. The Webster Credit Line expires in 2026, and the Notes mature in April 2026. As of March 4, 2025, another $17.6 million was available under the Webster Credit Line. This level of indebtedness and the pending maturity of such indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of the indebtedness. Our indebtedness could have other important consequences to you and significantly impact our business. For example, it could:

- make it more difficult for us to satisfy our obligations;
- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;
- require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- limit our ability to make material acquisitions or take advantage of business opportunities that may arise;
- expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest;
- expose us to higher costs or interest rates if we extend or refinance such indebtedness and the risk that we will not be able to extend the Webster Credit Line or refinance the Notes on favorable terms or at all;
- place us at a competitive disadvantage compared to our competitors that have less debt;
- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business plan or other general corporate purposes on reasonable terms or at all;
- reduce the amount of surplus funds distributable by our subsidiary to us for use in our business, such as for the payment of indebtedness and dividends to our shareholders; and
- lead us to elect to make additional investments in our subsidiary if their cash flow from operations is insufficient for them to make payments on their indebtedness.

We may incur additional debt, which could exacerbate the risks associated with our leverage.

We and our subsidiary may incur substantial additional indebtedness in the future. The covenants in the agreement governing the Webster Credit Line may limit our ability and the ability of our subsidiary to incur additional indebtedness. To the extent that we are nevertheless able to incur additional indebtedness or such other obligations, the risks associated with our indebtedness described above, including our possible inability to service our debt, will increase.

While we are implementing protocols to prevent future cyber-security incidents, these protocols may not prevent future incidents and any significant similar future incidents could expose us to liability and have a negative impact on our business and our reputation.

During June 2022, we experienced a cybersecurity incident in which one of our unused computer servers as well as one of our executive's personal computers were hacked and rendered inoperable. We did not suffer any financial loss as a result of the cybersecurity incident, though it is possible that unauthorized individuals did obtain copies of our clients' records. To date, the cybersecurity incident has not had any effect on our ability to meet our financial obligations, including our ability to carry out our operations and business activities.

We are constantly exploring new and advanced security protection measures to prevent future cybersecurity incidents. These steps may include working with a cybersecurity consultant as well as potential additional measures. We continually assess cybersecurity threats and make investments to increase internal protection, detection, and response capabilities to address this risk. To date, we have not experienced any material impact to the business or operations resulting from information or cybersecurity attacks, including the incident mentioned above; however, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential for us to be adversely impacted. In addition, any cybersecurity breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. In addition, such cybersecurity breach could impact our borrowers if sensitive borrower information is compromised. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, which could materially and adversely affect us. This impact could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action. See Item 1C. "*Cybersecurity*", for additional information.

Risks Related to Our Portfolio

Interest rate fluctuations could reduce our ability to generate income and may cause losses.

Our primary interest rate exposures relate to the yield on our loan portfolio and the financing cost of our debt. In that regard, we have observed a steady increase in interest rates on our debt which, if rates continue to remain high, may have an impact on our income, as well as may impact the rate of our dividends. Our operating results depend, in part, on differences between the interest income generated by our loan portfolio net of credit losses and our financing costs. Thus, changes in interest rates will affect our revenue and net income in one or more of the following ways:

- an increase or continued high level in the SOFR rate impacts our cost of borrowing under the Webster Credit Line and may impact any replacement thereof or refinancing of the Notes;
- our operating expenses may increase;
- our ability to originate loans may be adversely impacted;
- to the extent we use our credit line or other forms of debt financing to originate loans, our borrowing costs would rise, reducing the "spread" between our cost of funds and the yield on our outstanding mortgage loans, which tend to be fixed rate obligations;
- a rise in, or high level of, interest rates may discourage potential borrowers from refinancing existing loans or defer plans to renovate or improve their properties;
- a drop in interest rates may reduce our revenues by requiring us to reduce the interest rates we charge potential borrowers;
- borrower default rates may increase;
- property values may be negatively impacted, making our existing loans riskier and new loans that we originate smaller; and
- rising or continued high interest rates could also result in reduced turnover of properties which may reduce the demand for new mortgage loans.

Rising or continued high interest rates may reduce our profitability and may cause losses.

Our borrowings under the Webster Credit Line are currently subject to SOFR. In addition, in the future we may enter into financing arrangements that may be determined by reference to floating rates, such as SOFR or a Treasury index, and the amount of the cost of borrowing may depend on the level and movement of interest rates. The U.S. Federal Reserve had raised interest rates significantly since March 2022. The increases in, and current high level of, interest rates have adversely impacted our interest costs. We have experienced a slowdown in the deployment of capital and lower demand for new loans. We have increased the interest rates charged on our commercial loans in order to offset our increased interest costs. In addition, most of our loans contain an adjustable interest rate clause allowing us to charge no less than the prime rate plus 3% on the outstanding loans. We also believe that we benefit from our low equity-to-debt ratio in the current market condition. However, in the event of additional increases in, or sustained high levels of, interest rates, our borrowing costs would increase further or remain elevated which would adversely affect our results of operations and financial condition and may negatively impact our distributions to shareholders.

If we overestimate the yields on our loans or incorrectly value the collateral securing the loan, we may experience losses.

Loan decisions are typically made based on the credit-worthiness of the borrower and the value of the collateral securing the loan. We cannot assure you that our assessments will always be accurate or the circumstances relating to a borrower or the collateral will not change during the loan term, which could lead to losses and write-offs. Losses and write-offs could materially and adversely affect our business, operations and financial condition and the market price of our securities.

Difficult conditions in the markets for mortgages and mortgage-related assets as well as the broader financial markets have resulted in a significant contraction in liquidity for mortgages and mortgage-related assets, which may adversely affect the value of the assets that we intend to originate.

Our results of operations will be materially affected by conditions in the markets for mortgages and mortgage-related assets as well as the broader financial markets and the economy generally. Significant adverse changes in financial market conditions may result in a decline in real estate values, jeopardizing the performance and viability of many real estate loans. As a result, many traditional mortgage lenders may suffer severe losses and even fail. This situation may negatively affect both the terms and availability of financing for small non-bank real estate finance companies. This could have an adverse impact on our financial condition, business and operations.

Loans on which the maturity date has been extended may involve a greater risk of loss than traditional mortgage loans.

Borrowers usually use the proceeds of a long-term mortgage loan or sale to repay our loans. We may therefore depend on a borrower's ability to obtain permanent financing or sell the property to repay our loan, which could depend on market conditions and other factors. Our loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of a default, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the loan. To the extent we suffer such losses with respect to our loans, our enterprise value and the price of our securities may be adversely affected.

We may be subject to "lender liability" claims. Our financial condition could be materially and adversely impacted if we were to be found liable and required to pay damages.

In recent years, a number of judicial decisions have upheld the right of borrowers to sue lenders on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. We cannot assure you that such claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

An increase in the rate of prepayment of outstanding loans may have an adverse impact on the value of our portfolio as well as our revenue and income.

The value of our loan portfolio may be affected by prepayment rates and a significant increase in the rate of prepayments could have an adverse impact on our operating results. Prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks. In periods of declining interest rates, prepayment rates on mortgage and other real estate-related loans generally increase. Proceeds of prepayments received during such periods are likely to be reinvested by us in new loans yielding less than the yields on the loans that were prepaid, resulting in lower revenues and possibly, lower profits. A portion of our loan portfolio requires prepayment fees if a loan is prepaid. However, there can be no assurance that these fees will make us whole for the detriment incurred by virtue of the prepayment.

The lack of liquidity in our portfolio may adversely affect our business.

The illiquidity of our loan portfolio may make it difficult for us to sell such assets if the need or desire arises. As a result, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the outstanding loan balance.

The geographic concentration of our loan portfolio may make our revenues and the values of the mortgages and real estate securing our portfolio vulnerable to adverse changes in economic conditions around the New York metropolitan area.

Under our current business model, we have one asset class — mortgage loans that we originate, service and manage — and we have no current plans to diversify. Moreover, most of our collateral is located in a limited geographic area. At December 31, 2024, most of our outstanding loans are secured by properties located in the New York metropolitan area. A lack of geographical diversification makes our mortgage portfolio more sensitive to local and regional economic conditions. A significant decline around the New York metropolitan area economy could result in a greater risk of default compared with the default rate for loans secured by properties in other geographic locations. This could result in a reduction of our revenues and provision for loan loss allowances, which might not be as acute if our loan portfolio were more geographically diverse. Therefore, our loan portfolio is subject to greater risk than other real estate finance companies that have a more diversified asset base and broader geographic footprint. To the extent that our portfolio is concentrated in one region and/or one type of asset, downturns relating generally to such region or type of asset may result in defaults on a number of our assets within a short time period, which may reduce our net income and the value of our securities and accordingly reduce our ability to make distributions to our shareholders.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could impair our investments and harm our operations.

A prolonged economic slowdown, a recession or declining real estate values could impair the performance of our assets and harm our financial condition and results of operations, increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Thus, we believe the risks associated with our business will be more severe during periods of economic slowdown or recession because these periods are likely to be accompanied by declining real estate values. Declining real estate values are likely to have one or more of the following adverse consequences:

- reduce the level of new mortgage and other real estate-related loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase or investment in additional properties;
- make it more difficult for existing borrowers to remain current on their payment obligations; and
- significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan.

Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate new loans, which would materially and adversely affect our results of operations, financial condition, liquidity and business and our ability to make distributions to our shareholders.

We do not carry any loan loss reserves. If we are required to write-off all or a portion of any loan in our portfolio, our net income will be adversely impacted. Loan loss reserves are particularly difficult to estimate in a turbulent economic environment.

Based on our experience and our periodic evaluation of our loan portfolio, we have not deemed it necessary to create any loan loss reserves. Thus, a loss with respect to all or a portion of a loan in our portfolio will have an immediate and adverse impact on our net income. The valuation process of our loan portfolio requires us to make certain estimates and judgments, which are particularly difficult to determine during a period in which the availability of real estate credit is limited and real estate transactions have decreased. These estimates and judgments are based on a number of factors, including projected cash flows from the collateral securing our mortgage loans, if any, loan structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, the relative strength or weakness of the refinancing market and expected market discount rates for varying property types. If our estimates and judgments are not correct, our results of operations and financial condition could be severely impacted.

Our due diligence may not reveal all of a borrower's liabilities and may not reveal other weaknesses in its business.

Before making a loan to a borrower, we assess the strength and skills of such entity's management and other factors that we believe are material to the performance of the loan. In making the assessment and otherwise conducting customary due diligence, we rely on the resources available to us and, in some cases, services provided by third parties. This process is particularly important and subjective with respect to newly organized entities because there may be little or no information publicly available about the entities. There can be no assurance that our due diligence processes will uncover all relevant facts or that the borrower's circumstances will not change after the loan is funded. In either case, this could adversely impact the performance of the loan and our operating results.

Our loans are usually made to entities to enable them to acquire, develop or renovate residential or commercial property, which may involve a greater risk of loss than loans to individual owners of residential real estate.

We make loans to corporations, partnerships and limited liability companies that are looking to purchase, renovate and/or improve residential or commercial real estate held for resale or investment. More often than not, the property is under-utilized, poorly managed, or located in a recovering neighborhood. These loans may have a higher degree of risk than loans to individual property owners with respect to their primary residence or to owners of commercial operating properties because of a variety of factors. For instance, our borrowers usually do not have the need to occupy the property, or an emotional attachment to the property as borrowers of owner-occupied residential properties typically have, and therefore they do not always have the same incentive to avoid foreclosure. Similarly, in the case of non-residential property, a majority of the properties securing our loans have little or no cash flow. If the neighborhood in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the property's performance and/or the value of the property, the borrower may not receive a sufficient return on the property to satisfy the loan, and we bear the risk that we may not recover some or all of our principal. Finally, there are difficulties associated with collecting debts from entities that may be judgment proof. While we try to mitigate these risks in various ways, including by getting personal guarantees from the principals of the borrower, we cannot assure you that these lending and credit enhancement strategies will be successful.

Volatility of values of residential and commercial properties may adversely affect our loans and investments.

Residential and commercial property values are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, events such as natural disasters, including hurricanes and earthquakes, acts of war and/or terrorism and others that may cause unanticipated and uninsured performance declines and/or losses to us or the owners and operators of the real estate securing our investment; national, regional and local economic conditions, such as what we have experienced in recent years (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, construction cost, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs). In the event of a decline in the value of a property securing one of our loans, the borrower may have difficulty repaying our loan, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could also cause us to suffer losses.

Our inability to promptly foreclose on defaulted loans could increase our costs and/or losses.

The performance of first mortgage loans may depend on the performance of the underlying real estate collateral. In particular, mortgage loans secured by property held for investment or resale are subject to risks of delinquency and foreclosure, and risks of loss that are greater than similar risks associated with loans secured by owner-occupied residential properties. The ability of a borrower under a first mortgage loan to repay a loan secured by an income-producing property typically depends primarily on the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan is impaired and the borrower defaults, we may lose all or substantially all of our investment. If the property is not income producing, as is the case with most of our loans, the risks are even greater. While we have certain rights with respect to the real estate collateral underlying a first mortgage loan, and rights against the borrower and guarantor(s), in the event of a default there are a variety of factors that may inhibit our ability to enforce our rights to collect the loan, whether through a non-payment action against the borrower, a foreclosure proceeding against the underlying property or a collection or enforcement proceeding against the guarantor. These factors include, without limitation, state foreclosure timelines and deferrals associated therewith (including with respect to litigation); unauthorized occupants living in the property; federal, state or local legislative action or initiatives designed to provide residential property owners with assistance in avoiding foreclosures and that serve to delay the foreclosure process; government programs that require specific procedures to be followed to explore the refinancing of a residential mortgage loan prior to the commencement of a foreclosure proceeding; and continued declines in real estate values and sustained high levels of unemployment that increase the number of foreclosures and place additional pressure on the already overburdened judicial and administrative systems.

Our loans are typically not funded with interest reserves and our borrowers may be unable to pay the interest accruing on the loans when due, which could have a material adverse impact on our financial condition.

Our loans are typically not funded with an interest reserve. Thus, we rely on the borrowers to make interest payments as and when due from other sources of cash. Given the fact that most of the properties securing our loans are not income producing or even cash producing and most of the borrowers are entities with no assets other than the single property that is the subject of the loan, some of our borrowers have considerable difficulty servicing our loans and the risk of a non-payment or default is considerable. We depend on the borrower's ability to refinance the loan at maturity or sell the property for repayment. If the borrower is unable to repay the loan, together with all the accrued interest, at maturity, our operating results and cash flows would be materially and adversely affected. Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. In addition, in the event of the bankruptcy of the borrower, we may not have full recourse to the assets of the borrower, or the assets of the borrower or the guarantor may not be sufficient to satisfy the debt.

Liability relating to environmental matters may impact the value of properties that we may acquire or the properties underlying our investments.

Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of our debt instruments becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may adversely affect the value of the relevant mortgage asset held by us and our ability to make distributions to our shareholders. If we acquire any properties by foreclosure or otherwise, the presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs, thus harming our financial condition. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to shareholders.

Defaults on our loans may cause declines in revenues and net income.

Defaults by borrowers could result in one or more of the following adverse consequences:

- a decrease in interest income, profitability and cash flow;
- the establishment of or an increase in loan loss reserves;
- write-offs and losses;
- an increase in legal and enforcement costs, as we seek to protect our rights and recover the amounts owed; and
- default under our credit facilities.

As a result, we will have less cash available for paying our other operating expenses and for making distributions to our shareholders. This would have a material adverse effect on the market value of our securities.

Our revenues and the value of our portfolio may be negatively affected by casualty events occurring on properties securing our loans.

We require our borrowers to obtain, for our benefit, all risk property insurance covering the property and any improvements to the property collateralizing our loan in an amount intended to be sufficient to provide for the cost of replacement in the event of casualty. However, the amount of insurance coverage maintained for any property may not be sufficient to pay the full replacement cost following a casualty event. Furthermore, there are certain types of losses, such as those arising from earthquakes, floods, hurricanes and terrorist attacks, that may be uninsurable or that may not be economically feasible to insure. Changes in zoning, building codes and ordinances, environmental considerations and other factors may make it impossible for our borrowers to use insurance proceeds to replace damaged or destroyed improvements at a property. If any of these or similar events occur, the amount of coverage may not be sufficient to replace a damaged or destroyed property and/or to repay in full the amount due on loans collateralized by such property. As a result, our returns and the value of our investment may be reduced.

Borrower concentration could lead to significant losses, which could have a material adverse impact on our operating results and financial condition.

A single borrower or a group of affiliated borrowers may account for more than 10% of our loan portfolio. A default by one borrower in a group is likely to result in a default by the other borrowers in the group. At December 31, 2024, we have made loans to four different entities in the aggregate amount of $7.2 million or representing 11.0% of our loan portfolio. One individual holds at least a fifty percent interest in each of the different entities. This individual is not affiliated with any of our officers or directors. Concentration of loans to one borrower or a group of affiliated borrowers poses a significant risk, as default would have a material adverse impact on our operating results, cash flow, financial condition and our ability to service our debt.

Risks Related to Financing Transactions

Our existing credit line has numerous covenants with which we must comply. If we are unable to comply with these covenants, the outstanding amount of the loan could become due and payable and we may have to sell off a portion of our loan portfolio to pay off the debt.

We have a $32.5 million credit line with Webster, Flushing and Mizrahi that expires on February 28, 2026. The Webster Credit Line contains various covenants and restrictions that are typical for these kinds of credit facilities, including limiting the amount that we can borrow relative to the value of the underlying collateral, maintaining various financial ratios and limitations on the terms of loans we make to our customers. The Webster Credit Line imposes certain restrictions which may adversely impact our ability to grow and/or maintain our qualification for taxation as a REIT. These limitations include the following:

- limit our ability to pay dividends under certain circumstances;
- limit our ability to make certain investments or acquisitions;
- limit our ability to reduce liquidity below certain levels;
- limit our ability to redeem debt or equity securities;
- limit our ability to determine our operating policies and investment strategies; and
- limit our ability to repurchase our common shares, sell assets, engage in mergers or consolidations, grant liens and enter into transactions with affiliates.

If we fail to meet or satisfy any of these covenants, we would be in default under our agreement with Webster, Flushing and Mizrahi and they could elect to declare outstanding amounts due and payable, terminate its commitments to us, require us to post additional collateral and/or enforce their interests against existing collateral. Acceleration of our debt to Webster, Flushing and/or Mizrahi could also make it difficult for us to satisfy the requirements necessary to maintain our qualification for taxation as a REIT, significantly reduce our liquidity or require us to sell our assets to repay amounts due and outstanding. This would significantly harm our business, financial condition, results of operations and ability to make distributions and could result in the foreclosure of our assets which secure our obligations, which could cause the value of our outstanding securities to decline. A default could also significantly limit our financing alternatives such that we would be unable to pursue our leverage strategy, which could adversely affect our returns.

Under the terms of the agreement governing the Webster Credit Line, our borrowing capacity is limited to 70% of Eligible Mortgage Loans (as defined). Moreover, Webster, in its discretion, may reduce this percentage. This borrowing limitation is determined, in part, by the value of the real estate securing the loans in our portfolio. Thus, a general decline in real estate values or a change in the percentage will adversely impact our ability to borrow under the Webster Credit Line and could even result in a situation where any amount in excess of the borrowing limitation will become immediately due and payable. If we default and Webster accelerates the loan we would have to repay the debt immediately with our working capital (*i.e.,* proceeds from loan repayments), sell a portion of our loan portfolio and use the proceeds to repay the debt or refinance with another lender. We cannot assure you that we would be able to replace the Webster Credit Line on similar terms or on any terms. If we have to sell a portion of our loan portfolio, the amount we realize may be less than the face amount of the loans sold, resulting in a loss. If we sell a portion of our portfolio or use proceeds from loan repayments to pay the debt incurred pursuant to the Webster Credit Line, our opportunities to grow our business will be negatively impacted.

Our use of leverage may adversely affect the return on our assets and may reduce cash available for distribution to our shareholders, as well as increase losses when economic conditions are unfavorable.

We do not have a formal policy limiting the amount of debt we incur and our governing documents contain no limitation on the amount of leverage we may use. We may significantly increase the amount of leverage we utilize at any time without approval of our board of directors. In addition, we may leverage individual assets at substantially higher levels. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal and interest on our outstanding indebtedness or we may fail to comply with other covenants contained in the debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements and/or (iii) the loss of some or all of our assets pledged or liened to secure our indebtedness to foreclosure or sale;

- our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that yields will increase with higher financing costs;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, shareholder distributions or other purposes; and

- we are not able to refinance debt that matures prior to the asset it was used to finance on favorable terms, or at all.

Our board of directors may adopt leverage policies at any time without the consent of our shareholders, which could result in a portfolio with a different risk profile.

Risks Related to REIT Status and Investment Company Act Exemption

Our investments in construction loans require us to make estimates about the fair value of land improvements that may be challenged by the IRS.

We may invest in construction loans, the interest from which would be qualifying income for purposes of the gross income tests applicable to REITs, provided that the loan value of the real property securing the construction loan was equal to or greater than the highest outstanding principal amount of the construction loan during any taxable year. For purposes of construction loans, the loan value of the real property is generally the fair value of the land plus the reasonably estimated cost of the improvements or developments that secure the loan and that are to be constructed from the proceeds of the loan. There can be no assurance that the IRS, will not challenge our estimates of the loan values of the real property related to any construction loans in which we invest.

Complying with REIT requirements may hinder our ability to maximize profits, which would reduce the amount of cash available to be distributed to our shareholders. This could have a negative impact on the value of our securities.

In order to maintain our qualification for taxation as a REIT, we must continually satisfy tests concerning among other things, the composition of our assets, our sources of income, the amounts we distribute to our shareholders and the ownership of our capital stock. Specifically, we must ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities of any issuer (excluding those of our taxable REIT subsidiaries and our qualified REIT subsidiaries) cannot include more than 10% of the outstanding voting securities of such issuer, more than 10% of the total value of the outstanding securities of such issuer or exceed more than 5% of the value of our assets. If we fail to comply with these requirements, we must dispose of the portion of our assets in excess of such amounts within 30 days after the end of the calendar quarter in order to maintain our qualification for taxation as a REIT and to avoid suffering other adverse tax consequences. In such event, we may be forced to sell non-qualifying assets at less than their fair market value. In addition, we may also be required to make distributions to shareholders at times when we do not have funds readily available for distribution or are otherwise not optional for us. Accordingly, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Our failure to remain qualified for taxation as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our shareholders.

We intend to continue to operate in a manner that will enable us to continue to remain qualified for taxation as a REIT as long as we believe it is in the best interests of our shareholders. While we believe that we qualified for taxation as a REIT for the taxable year ended December 31, 2024, we have not requested and do not intend to request a ruling from the IRS that we so qualified in 2023 or that we will qualify in future years. The U.S. federal income tax laws and the Treasury Regulations promulgated thereunder governing REITs are complex. In addition, judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited. To qualify for taxation as a REIT, we must meet, on an ongoing basis, various tests regarding the nature of our assets and our income, the ownership of our outstanding shares, and the amount of our distributions. Our ability to satisfy the asset tests depends on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset test requirements also depends on our ability to successfully manage the composition of our income and assets on an ongoing basis. Thus, while we intend to operate so that we will continue to qualify for taxation as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire in the future.

If we fail to qualify for taxation as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income, and distributions to our shareholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money or sell assets in order to pay our taxes. Our payment of income tax would decrease the amount of our income available for distribution to our shareholders. Furthermore, if we fail to maintain our qualification for taxation as a REIT, we no longer would be required to distribute substantially all of our taxable income to our shareholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify for taxation as a REIT until the fifth calendar year following the year in which we failed to qualify.

REIT distribution requirements could adversely affect our ability to execute our business plan and may require us to incur debt or sell assets to make such distributions.

In order to qualify for taxation as a REIT, we must distribute to our shareholders, each calendar year, at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we are subject to U.S. federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our shareholders in a manner that will satisfy the REIT 90% distribution requirement and avoid the 4% nondeductible excise tax.

Under the terms of the agreement governing the Webster Line of Credit, we are prohibited from paying dividends with respect to our common shares if at the time during the 90-day period before the payment of the dividend and the 90-day period following the payment of the dividend we are within $500,000 of our maximum borrowing ability under the facility. Under these circumstances, we would have to choose to either pay the dividend putting us in default under the Webster Credit Line and maintain our qualification for taxation as a REIT or not pay the dividend and jeopardize our REIT status. In either case, there would be material adverse consequences to us and our shareholders.

Our taxable income may substantially exceed our net income as determined by accounting principles generally accepted in the United States of America ("U.S. GAAP") and differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, we may be required to accrue interest and discount income on mortgage loans before we receive any payments of interest or principal on such assets. In addition, the Code requires that we accrue income no later than when it is taken into account on applicable financial statements, even if financial statements take such income into account before it would accrue under the original discount rules, the market discount rules, or other rules in the Code. Thus, we may be required under the terms of the indebtedness that we incur, to use cash received from interest payments to make principal payment on that indebtedness, with the effect that we will recognize income but will not have a corresponding amount of cash available for distribution to our shareholders.

As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirements in certain circumstances. In such circumstances, we may be required to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, (iv) make a taxable distribution of our shares as part of a distribution in which shareholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash or (v) use cash reserves, in order to comply with the REIT distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could adversely affect the value of our securities.

Even if we remain qualified for taxation as a REIT, we may face tax liabilities that reduce our cash flow.

As a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. In addition, in order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, we may create "taxable REIT subsidiaries" to hold some of our assets. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to our shareholders.

Our qualification for taxation as a REIT may depend on the accuracy of legal opinions or advice rendered or given and the inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

In determining whether we qualify for taxation as a REIT, we may rely on opinions or advice of counsel as to whether certain types of assets that we hold or acquire are deemed REIT real estate assets for purposes of the REIT asset tests and produce income which qualifies under the gross income tests. The inaccuracy of any such opinions, advice or statements may adversely affect our qualification for taxation as a REIT and result in significant corporate-level tax.

We may choose to make distributions in shares of our capital stock, in which case you may be required to pay income taxes in excess of the cash dividends you receive.

We may distribute taxable dividends that are payable in cash and/or common shares at the election of each shareholder. Shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income. As a result, shareholders may be required to pay income taxes with respect to such dividends in excess of the cash portion of the dividend. Accordingly, shareholders receiving a distribution of common shares may be required to sell those shares or may be required to sell other assets they own at a time that may be disadvantageous in order to satisfy any tax imposed on the distribution they receive from us. If a shareholder sells the common shares that he or she receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common shares at the time of the sale. Furthermore, with respect to certain non-U.S. shareholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common shares, by withholding or disposing of some of the common shares in the distribution and using the proceeds of such disposition to satisfy the withholding tax imposed. In addition, if a significant number of our shareholders determine to sell our common shares in order to pay taxes owed on dividends, such sales may put downward pressure on the trading price of our common shares.

Dividends paid by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our common shares.

Dividends paid by REITs are not generally eligible for reduced rates applicable to "qualified" dividends paid by other corporations but are taxed at the same rate as ordinary income. However, for tax years beginning before 2026, REIT dividends paid to noncorporate U.S. shareholders that meet specified holding requirement are generally taxed at an effective tax rate lower than applicable ordinary income tax rates due to the availability of a deduction under the Code for specified forms of income from passthrough entities. More favorable rates will nevertheless continue to apply to regular corporate "qualified" dividends, which may cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends. This could have an adverse impact on the market price of our common shares.

Liquidation of our assets may jeopardize our qualification for taxation as a REIT.

To qualify for taxation as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our assets to repay obligations to our lenders, we may be unable to comply with these requirements, thereby jeopardizing our qualification for taxation as a REIT. In addition, we may be subject to a 100% tax on any gain realized from the sale of assets that are treated as inventory or property held primarily for sale to customers in the ordinary course of business.

The ownership restrictions set forth in our restated certificate of incorporation may not prevent five or fewer shareholders from owning 50% or more of our outstanding shares of capital stock causing us to lose our status as a REIT, which may inhibit market activity in our common shares and restrict our business combination opportunities.

In order for us to qualify for taxation as a REIT, not more than 50% in value of our outstanding common shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year, and at least 100 persons must beneficially own our stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. To help ensure that we meet the tests, our restated certificate of incorporation restricts the acquisition and ownership of our capital stock. The ownership limitation is fixed at 4.0% of our outstanding shares of capital stock, by value or number of shares, whichever is more restrictive. Assaf Ran, our Chief Executive Officer and founder, is exempt from this restriction. As of December 31, 2024, Mr. Ran owns 22.8% of our outstanding common shares. In addition, our board of directors may grant such an exemption to such limitations in its sole discretion, subject to such conditions, representations and undertakings as it may determine. These ownership limits could delay or prevent a transaction or a change in control of our company that might involve a premium price for shares of our common shares or otherwise be in the best interest of our shareholders.

Legislative or other actions affecting REITs could materially and adversely affect us and our shareholders.

The rules dealing with U.S. federal, state, and local taxation are constantly under review by persons involved in the legislative process and by the IRS, the U.S. Department of the Treasury, and other taxation authorities. Changes to the tax laws, with or without retroactive application, could materially and adversely affect us and our shareholders. We cannot predict how changes in the tax laws might affect us or our shareholders. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to remain qualified for taxation as a REIT or the tax consequences of such qualification.

We may be unable to generate sufficient cash flows from our operations to make distributions to our shareholders at any time in the future.

As a REIT, we are required to distribute to our shareholders at least 90% of our REIT taxable income each year. We intend to satisfy this requirement through quarterly distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments. Our ability to make distributions may be adversely affected by a number of factors, including the risk factors described in this Report. If we distribute proceeds from the sale of securities, which would generally be considered to be a return of capital for tax purposes, our future earnings and cash available for distribution may be reduced from what they otherwise would have been. All distributions will be made at the discretion of our board of directors and will depend on various factors, including our earnings, our financial condition, our liquidity, our debt and preferred stock covenants, maintenance of our REIT qualification, applicable provisions of the New York Business Corporation Law ("NYBCL"), and other factors as our board of directors may deem relevant from time to time. We believe that a change in any one of the following factors could adversely affect our results of operations and impair our ability to pay distributions to our shareholders:

- how we deploy the net proceeds from the sale of securities;
- our ability to make loans at favorable interest rates;
- expenses that reduce our cash flow;
- defaults in our asset portfolio or decreases in the value of our portfolio; and
- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

A change in any of these factors could affect our ability to make distributions. As a result, we cannot assure you that we will be able to make distributions to our shareholders at any time in the future or that the level of any distributions we do make to our shareholders will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect us.

In addition, distributions that we make to our shareholders will generally be taxable to our shareholders as ordinary income (subject to the lower effective tax rates applicable to qualified REIT dividends via the deduction-without-outlay mechanism of Section 199A of the Code, which is generally available to our noncorporate U.S. shareholders that meet specified holding requirement for taxable years before 2026). However, a portion of our distributions may be designated by us as long-term capital gains to the extent that they are attributable to capital gain income recognized by us or may constitute a return of capital to the extent that they exceed our earnings and profits as determined for tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a shareholder's investment in our common shares.

We could be materially and adversely affected if we are deemed to be an investment company under the Investment Company Act.

We intend to conduct our business in a manner that will qualify for the exception from the Investment Company Act set forth in Section 3(c)(5)(C) of the Investment Company Act. The SEC generally requires that, for the exception provided by Section 3(c)(5)(C) to be available, at least 55% of an entity's assets be comprised of mortgages and other liens on and interests in real estate, also known as "qualifying interests," and at least another 25% of the entity's assets must be comprised of additional qualifying interests or real estate-type interests (with no more than 20% of the entity's assets comprised of miscellaneous assets). Any significant acquisition by us of non-real estate assets without the acquisition of substantial real estate assets could cause us to meet the definitions of an "investment company." If we are deemed to be an investment company, we could be required to dispose of non-real estate assets or a portion thereof, potentially at a loss, in order to qualify for the Section 3(c)(5)(C) exception. We may also be required to register as an investment company if we are unable to dispose of the disqualifying assets, which could have a material adverse effect on us.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- restrictions on leverage or senior securities;
- restrictions on unsecured borrowings;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our net asset value, the amount of funds available for investment and our ability to pay distributions to our shareholders could be materially adversely affected.

**Risks Related to Our Common Shares**

Our largest shareholder's interests may not always be aligned with the interests of our other shareholders.

As of December 31, 2024, Assaf Ran, our Chief Executive Officer, beneficially owned 22.8% of our outstanding shares. Thus, Mr. Ran currently has and will continue to exercise significant control over all corporate actions. This concentration of ownership could have an adverse impact on the market price of our common shares.

There is limited trading in our common shares, which could make it difficult for you to sell your common shares.

Our common shares are listed on The Nasdaq Capital Market. Average daily trading volume in our common shares was approximately 22,000 and 21,000 shares in 2023 and in 2024, respectively. The lack of liquidity may make it more difficult for you to sell your common shares when you wish to do so. Even if an active trading market develops, the market price of our common shares may be highly volatile and could be subject to wide fluctuations.

**Risks Related to Our Organization and Structure**

Certain provisions of New York law could inhibit changes in control.

Various provisions of the NYBCL may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of our common shares. For example, we are subject to the "business combination" provisions of the NYBCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an "interested shareholder" (defined generally as any person who beneficially owns 20% or more of our then outstanding voting capital stock or an affiliate thereof for five years after the most recent date on which the shareholder becomes an interested shareholder). After the five-year prohibition, any business combination between us and an interested shareholder generally must be recommended by our board of directors and approved by the affirmative vote of a majority of the votes entitled to be cast by holders of outstanding shares of our voting capital stock other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These provisions do not apply if holders of our common shares receive a minimum price, as defined under the NYCBL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its common shares. They also do not apply to business combinations that are approved or exempted by a board of directors prior to the time that the interested shareholder becomes an interested shareholder.

Our authorized but unissued common and preferred shares may prevent a change in our control.

Our restated certificate of incorporation authorizes us to issue up to 25,000,000 common shares and 5,000,000 preferred shares. As of March 4, 2025, we had 11,757,058 common shares issued and 11,438,651 common shares outstanding and no preferred shares issued or outstanding. Our board of directors has the power and authority to create classes of common or preferred shares, with such rights and designations as it deems appropriate or advisable, which rights and designations may be senior to or have a priority over the rights and designations of any existing class of common or preferred shares. For example, our board of directors may establish a series of common or preferred shares that could delay or prevent a transaction or a change in control that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders.

Our rights and the rights of our shareholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Our restated certificate of incorporation limits the liability of our present and former directors to us and our shareholders for money damages due to any breach of duty in such capacity, if a judgment or other final adjudication adverse to a present or former officer or director establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719 of the NYBCL. Section 719 of the NYBCL limits director liability to the following four instances:

- declarations of dividends in violation of the NYBCL;
- a purchase or redemption by a corporation of its own shares in violation of the NYBCL;

- distributions of assets to shareholders following dissolution of the corporation without paying or providing for all known liabilities; and
- making any loans to directors in violation of the NYBCL.

Our restated certificate of incorporation and bylaws authorize us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by the NYBCL. In addition, we may be obligated to pay or reimburse the defense costs incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification.

Our bylaws contain provisions that make removal of our directors difficult, which could make it difficult for our shareholders to effect changes to our management.

Our bylaws provide that a director may be removed by either the board of directors or by shareholders for cause. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum, unless the vacancy occurred as a result of shareholder action, in which case the vacancy must be filled by a vote of shareholders at a special meeting of shareholders duly called for that purpose. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our shareholders.

Risks Related to the Notes issued by MBC Funding II

Shareholders' interests may not always be aligned with the interests of the Noteholders.

Noteholders do not have any voting rights with respect to us or MBC Funding II (other than as set forth in the Indenture) or the right to influence management or day-to-day operations of MBC Funding II or of us. The interests of shareholders who do vote may be different or even in opposition of those of creditors such as the Noteholders. For example, shareholders may place a higher priority on the long-term, as opposed to short-term, performance of a company. Shareholders also tend to focus on building value and increasing stock price while creditors are more interested in cash flow. As of the date of this Report, Mr. Ran beneficially owns 22.8%, of our outstanding common shares. Mr. Ran is also the Chief Executive Officer and sole director of MBC Funding II. Thus, Mr. Ran currently has and will continue to exercise control over all corporate actions of us and MBC Funding II.

The Indenture contains restrictive covenants that may limit MBC Funding II's operating flexibility and could adversely affect its financial condition.

The Indenture contains restrictive covenants that could adversely affect MBC Funding II's operating flexibility as well as its financial condition. For example, the Indenture requires MBC Funding II to maintain a specific debt coverage ratio at all times, specifically providing that the aggregate outstanding principal balance of the mortgage loans held by us, together with our cash on hand, must always equal at least 120% of the aggregate outstanding principal amount of the Notes at all times, as well as limits or prohibits its ability to:

- acquire or dispose of assets;
- merge with another corporation; and
- incur additional secured and unsecured indebtedness.

MBC Funding II's failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of the indebtedness evidenced by the Notes. In addition, a default by MBC Funding II could serve as a default under our existing Webster Credit Line. For example, defaults under the mortgage loans held by MBC Funding II could result in a violation of the debt coverage ratio covenant. In that case, MBC Funding II is required to make monthly payments of principal on the Notes until such debt coverage ratio covenant is in compliance. We cannot assure you that in that event MBC Funding II will be able to repay all the Notes in full, or at all.

The limited covenants in the Indenture and the terms of the Notes will not provide protection against significant events that could adversely impact MBC Funding II's obligations under the Notes.

Neither the Indenture nor the Notes require MBC Funding II to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, do not protect the Noteholders in the event that MBC Funding II experiences significant adverse changes in its financial condition or results of operations or protect your interest as a Noteholder. For example, during the term of the Notes, the true value of the mortgage loans held by MBC Funding II may fluctuate based on a number of factors including interest rates on the loans relative to prevailing market rates, as well as the solvency and credit-worthiness of the borrower. However, as long as the borrowers are not in default of their obligations, MBC Funding II will not be deemed to be in default of the debt coverage ratio covenant in the Indenture.

As the controlling shareholder of MBC Funding II, we have an inherent conflict of interest and we may not always act in the best interests of the Noteholders.

We have absolute control over MBC Funding II as we own all of its stock, and its Chief Executive Officer and sole director is our largest shareholder, Chief Executive Officer and Chairman of our board of directors. Subject to the requirements set forth in the Indenture, we will determine which mortgage loans MBC Funding II will purchase from us and any additional mortgage loans that we will transfer to MBC Funding II in order to meet the debt coverage ratio requirement set forth in the Indenture. In addition, we will decide whether MBC Funding II should extend the term of any mortgage loan in its portfolio that becomes due. Finally, we will decide how MBC Funding II should reinvest the principal payments on existing loans and the terms of any new mortgage loans that MBC Funding II will make. In making these decisions we may be conflicted by our obligations to our shareholders and our obligations to the Noteholders. We cannot assure you that the decisions we ultimately make will be in the best interest of the Noteholders.

Various provisions in the Indenture restrict the ability of the Indenture Trustee and the Noteholders to enforce their rights against us in the event MBC Funding II defaults on its obligations under the Notes.

We have guaranteed MBC Funding II's obligations under the Notes and we have secured that guaranty with a pledge of 100% of the issued and outstanding shares of MBC Funding II. However, if MBC Funding II is in default of its obligations to the Noteholders, the value of MBC Funding II may be less than the amount due to the Noteholders. Under the Indenture, if an event of default occurs, the Indenture Trustee, at the written direction of the holders of at least 50% of the principal amount of the Notes then outstanding, must declare the unpaid principal and all accrued but unpaid interest on the Notes to be immediately due and payable. In addition, pursuant to the terms of an Inter-creditor Agreement entered into by the Indenture Trustee and Webster, neither the Indenture Trustee nor the Noteholders can exercise their rights under the guaranty until the Webster Credit Line has been paid in full except in connection with their exercise of remedies under the Pledge Agreement. Furthermore, under our agreement with Webster, we are prohibited from making any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repayment at maturity, on default, or otherwise), on the Notes so long as there are any unpaid balances on the Webster Credit Line. Although the Webster Credit Line matures and is fully payable on February 28, 2026, we are not prohibited from renewing, extending or increasing the amount of the Webster Credit Line or replacing it with a new credit facility provided by a different lender, which may insist on the same restriction. Thus, upon a default by MBC Funding II, the Noteholders may never have full recourse to us under our guaranty. We do not believe there will be any issues in extending the Webster Credit Line or securing a similar line from another bank before its expiration, and we plan to refinance the Notes prior to their maturity, though we cannot assure you that we will be successful in doing so on favorable terms or at all.

If a bankruptcy petition were filed by or against us or MBC Funding II, Noteholders may receive less than the outstanding balance on the Notes.

If a bankruptcy case were filed by or against us or MBC Funding II under the U.S. Bankruptcy Code, the Noteholders may receive, on account of their claims related to the Notes, less than they would be entitled to under the terms of the Indenture.

An active public trading market for the Notes may not develop.

The Notes are currently listed on the NYSE American and trade under the symbol "LOAN/26". However, we cannot assure that a more active trading market for the Notes will develop. If a more active trading market does not develop the Noteholders may not be able to sell their Notes for the price they want at the time they want. The liquidity of any such market will depend upon various factors, including:

- the number of Noteholders;
- the interest of securities dealers in making a market for the Notes;
- the overall market for debt securities;
- our financial performance and prospects; and
- the prospects for companies in our industry generally.

We cannot assure the Noteholders that they will be able to sell the Notes if they wish to do so or, even if they can sell their Notes that they will recover their entire investment.

MBC Funding II may not be able to make the required payments of interest and principal on the Notes or may not be able to refinance the Notes before their maturity.

MBC Funding II's ability to make payments of principal and interest on the Notes is subject to general economic conditions and financial, business and other factors affecting their mortgage loan portfolio, many of which are beyond their control. We cannot assure that MBC Funding II will have sufficient funds available when necessary to make any required payments of interest or principal under the Notes, including payments in connection with a redemption of Notes, whether upon a change of control. MBC Funding II's failure to make payments of interest or principal when due could result in an event of default and would give the Indenture Trustee and the Noteholders certain rights against MBC Funding II. MBC Funding II's sole source of revenue and cash flow will be payments of interest and principal they receive with respect to their mortgage loan portfolio. To the extent the interest payments received by MBC Funding II exceed the payments required to be made to the Noteholders, and both prior to and after giving effect to the distribution of funds to us, MBC Funding II is in compliance with the debt coverage ratio and no default or event of default exists or would occur as a result of such distribution, MBC Funding II plans to distribute those excess funds to us. If MBC Funding II is unable to generate sufficient cash flow to service the debt evidenced by the Notes, they will be in default of its obligations under the Notes. Further, the Notes mature in April 2026. Although, we plan to refinance the Notes prior to their maturity, we cannot assure you that we will be successful in doing so on favorable terms or at all.

MBC Funding II is not obligated to contribute to a sinking fund to retire the Notes and the Notes are not guaranteed by any governmental agency.

MBC Funding II is not obligated to contribute funds to a sinking fund to repay principal or interest on the Notes upon maturity or default. The Notes are not certificates of deposit or similar obligations of, or guaranteed by, any depositary institution. Further, no governmental entity insures or guarantees payment on the Notes if MBC Funding II does not have enough funds to make principal or interest payments.

General Risk Factors

Our access to financing may be limited and, thus, our ability to maximize our returns may be adversely affected.

Our ability to grow and compete may depend on our ability to borrow money to leverage our loan portfolio and to build and manage the cost of expanding our infrastructure to manage and service a larger loan portfolio. In general, the amount, type and cost of any financing that we obtain from another financial institution will have a direct impact on our revenue and expenses and, therefore, can positively or negatively affect our financial results. The percentage of leverage we employ will vary depending on our assessment of a variety of factors, which may include the anticipated liquidity and price volatility of our existing portfolio, the potential for losses and extension risk in our portfolio, the gap between the duration of our assets and liabilities, the availability and cost of financing, our opinion as to the creditworthiness of our financing counterparties, the health of the U.S. economy and commercial mortgage markets, our outlook for the level, slope, and volatility of interest rates, the credit quality of our borrowers and the collateral underlying our assets.

Our access to financing will depend upon a number of factors, over which we have little or no control, including:

- general market conditions;
- the market's view of the quality of our assets;
- the market's perception of our growth potential;
- our eligibility to participate in and access capital from programs established by the U.S. Government;
- our current and potential future earnings and cash distributions; and
- the market price of our common shares.

Continuing weakness in the capital and credit markets could adversely affect our ability to secure financing on favorable terms or at all. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell loans at an inopportune time or price.

We cannot assure you that we will always have access to structured financing arrangements when needed. If structured financing arrangements are not available to us we may have to rely on equity issuances, which may be dilutive to our shareholders, or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to our shareholders and other purposes. We cannot assure you that we will have access to such equity or debt capital on favorable terms (including, without limitation, cost and term) at the desired times, or at all, which may cause us to curtail our lending activities and/or dispose of loans in our portfolio, which could negatively affect our results of operations.

The market prices of our common shares may be adversely affected by future events.

Market factors unrelated to our performance could also negatively impact the value of our securities, including the market price of our common shares. One of the factors that investors may consider in deciding whether to buy or sell our common shares is our distribution rate as a percentage of our share price relative to market interest rates. If market interest rates increase or remain at high levels, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets can affect the market value of our common shares. For instance, if interest rates rise, it is likely that the market price of our common shares will decrease as market rates on interest-bearing securities increase. Other factors that could negatively affect the market price of our common shares include:

- our actual or projected operating results, financial condition, cash flows and liquidity, or changes in business strategy or prospects;
- actual or perceived conflicts of interest with individuals, including our executive officers;
- equity issuances by us, or share resales by our shareholders, or the perception that such issuances or resales may occur;
- actual or anticipated accounting problems;
- changes in our earnings estimates or publication of research reports about us or the real estate industry;
- changes in market valuations of similar companies;
- adverse market reaction to any increased indebtedness we incur in the future;
- additions to or departures of our key personnel;
- speculation in the press or investment community;
- our failure to meet, or the lowering of, our earnings' estimates or those of any securities analysts;
- increases in market interest rates, which may lead investors to demand a higher distribution yield for our common shares, would result in increased interest expenses on our debt;
- decreases in market interest rates, which will increase competition in the market for loans and may require use to lower our interest rates and fees for loans we originate;
- changes in the credit markets;
- failure to maintain our qualification for taxation as a REIT or exemption from the Investment Company Act;
- actions by our shareholders;
- price and volume fluctuations in the stock market generally;
- general market and economic conditions, including the current state of the credit and capital markets;
- sales of large blocks of our common shares;
- sales of our common shares by our executive officers, directors and significant shareholders; and
- restatements of our financial results and/or material weaknesses in our internal controls.

The price of our common shares is volatile, and purchasers of our common shares could incur substantial losses.

Historically, the price at which our common shares trade on The Nasdaq Capital Market has been volatile and seemingly unrelated to our operating performance. In 2023, the range was $4.27 to $5.91. In 2024, the range was $4.60 to $5.90. These broad market fluctuations may adversely affect the trading price of our common shares. Class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs, which would hurt our financial condition and results of operations, divert management's attention and resources.

Common shares eligible for future sale may have adverse effects on our share price.

We cannot predict the effect, if any, the future sale of the common shares would have on the market price of our common shares. The market price of our common shares may decline significantly when the restrictions on resale lapse. Sales of substantial amounts of common shares or the perception that such sales could occur may adversely affect the prevailing market price for our common shares.

We may, from time-to-time, issue common shares and securities convertible into, or exchangeable or exercisable for, common shares to attract or retain key employees or in public offerings or private placements to raise capital. We are not required to offer any such shares or securities to existing shareholders on a preemptive basis. Therefore, it may not be possible for existing shareholders to participate in such future share or security issuances, which may dilute the existing shareholders' interests in us.

Future offerings of debt or equity securities, which would rank senior to our common shares, may adversely affect the market price of our common shares.

If we decide to issue debt or equity securities in the future, which would rank senior to our common shares, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and may result in dilution to owners of our common shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common shares will bear the risk of our future offerings reducing the market price of our common shares and diluting the value of their stock holdings in us.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity.

Our board of directors and senior management recognize the critical importance of maintaining the trust and confidence of our clients, business partners and employees. Our management, led by our Chief Executive Officer and Chief Financial Officer, are actively involved in oversight of our risk management efforts, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management ("ERM"). Our cybersecurity processes and practices are fully integrated into the Company's ERM efforts. In general, we seek to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. In addition, we regularly review cybersecurity trends and, partially as a result of our prior cybersecurity exposure, have moved some of our internal servers to off-site locations.

Risk Management and Strategy

As one of the critical elements of our overall ERM approach, our cybersecurity efforts are focused on the following key areas:

- **Governance:** Management oversees cybersecurity risk mitigation and reports to the board of directors any cybersecurity incidents. Further, our Audit Committee periodically discusses cybersecurity.
- **Collaborative Approach:** We have implemented a cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.
- **Technical Safeguards**: We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

Third parties also play a role in our cybersecurity. We engage third-party service providers to conduct evaluations of our security controls, independent audits or consulting on best practices to address new challenges.

While we have experienced cybersecurity threats in the past in the normal course of business and expect to continue to experience such threats from time to time, to date, none have had a material adverse effect on our business, financial condition, results of operations or cash flows. Even with the approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us.

Item 2. Properties

Our executive and principal operating office is located in Great Neck, New York. We use this space for all of our operations. This space is occupied under a lease, as amended, that expires November 30, 2027. The current monthly rent is $5,330, including electricity and real estate taxes. We believe this facility is adequate to meet our requirements at our current level of business activity.

Item 3. Legal Proceedings

None.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.

Holders

As of March 4, 2025, the number of registered holders of our common shares was 10 and the estimated number of beneficial owners of our common shares was approximately 6,400. Equiniti Trust Company, LLC serves as transfer agent for our common shares.

Dividends

We elected to be taxed as a REIT commencing with our year ended December 31, 2014. From and after the effective date of our REIT election, we intend to pay regular quarterly distributions to holders of our common shares in an amount not less than 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). As a REIT, our distributions generally will be taxable as ordinary income to our shareholders (subject to the lower effective tax rates applicable to qualified REIT dividends via the deduction-without-outlay mechanism of Section 199A of the Code, which is generally available to our noncorporate U.S. shareholders that meet specified holding requirement for taxable years before 2026), although we may designate a portion of the distributions as qualified dividend income or capital gain or a portion of the distributions may constitute a return of capital. For tax reporting purposes, taxable income dividends/distributions and non-taxable return of capital distributions may result and will be reported as such to U.S. individual taxpayers on Form 1099-DIV. For the tax year of 2024, 100% of our total distributions are characterized as non-qualified dividends (Section 199A).

Item 6. [Reserved.]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere in this Report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements.

Overview

We are a New York-based real estate finance company taxed as a REIT that specializes in originating, servicing and managing a portfolio of first mortgage loans. We offer short-term, secured, non-banking loans (sometimes referred to as "hard money" loans), which we may renew or extend on, before or after their initial term expires, to real estate investors to fund their acquisition, renovation, rehabilitation or development of residential or commercial properties located in the New York metropolitan area, including New Jersey and Connecticut, and in Florida. As a REIT, we are required to distribute at least 90% of our REIT taxable income to our shareholders on an annual basis.

In order to maintain our qualification for taxation as a REIT, we are required to distribute at least 90% of our REIT taxable income to our shareholders each year. To the extent we distribute less than 100% of our taxable income to our shareholders (but more than 90%) we will maintain our qualification for taxation as a REIT, but the undistributed portion will be subject to regular corporate income taxes. As a REIT, we may also be subject to federal excise taxes and minimum state taxes. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act. In addition, in order for us to qualify for taxation as a REIT, not more than 50% in value of our outstanding common shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year, and at least 100 persons must beneficially own our stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. To help ensure that we meet the tests, our restated certificate of incorporation restricts the acquisition and ownership of our capital stock. The ownership limitation is fixed at 4.0% of our outstanding shares of capital stock, by value or number of shares, whichever is more restrictive.

The properties securing the loans are generally classified as residential or commercial real estate and, typically, are not income producing. All loans, except for one with a face value of approximately $47,000, are secured by a first mortgage lien on real estate. In addition, each loan is personally guaranteed by the principal(s) of the borrower, which guarantee may be collaterally secured by a pledge of the guarantor's interest in the borrower. The face amount of the loans we originated in the past seven years ranged from $40,000 to a maximum of $3.6 million. Our lending policy limits the maximum amount of any loan to the lower of (i) 9.9% of the aggregate amount of our loan portfolio (not including the loan under consideration) and (ii) $4 million. Our loans typically have a maximum initial term of 12 months bearing interest at a fixed rate of 9% to 13% per year, except for one loan issued in June 2024, which had an initial interest rate of 11.5% that was reduced to 7.25% on January 2, 2025, for a period of up to one year. In addition, we usually receive origination fees or "points" ranging from 0% to 2% of the original principal amount of the loan as well as other fees relating to underwriting and funding the loan. Interest is always payable monthly, in arrears. In the case of acquisition financing, the principal amount of the loan usually does not exceed 75% of the value of the property (as determined by an independent appraiser) and in the case of construction financing, it is typically up to 80% of construction costs.

Since commencing this business in 2007, we have made over 1,280 loans and never foreclosed on a property, except as set forth below, although sometimes we have renewed or extended our loans to enable the borrower to avoid premature sale or refinancing of the property. When we renew or extend a loan, we receive additional "points" and other fees.

During February 2023, the Company sold one of its loans receivable to a third-party investor at its face value of $485,000. Mr. Assaf Ran, the Company's President and Chief Executive Officer, participated in such acquisition in the amount of $152,000. In addition, in June 2023, the Company filed a foreclosure lawsuit relating to one property, as a result of a deed transfer from the borrower to a buyer without the Company's consent. In that instance, the buyer of the property on which the Company had a valid mortgage suffered a data breach which resulted in the failure of the buyer to remit the funds needed for the loan payoff. In October 2023, the Company received the entire payoff amount for the loan receivable, including all unpaid fees, to rectify the situation.

Our primary business objective is to grow our loan portfolio while protecting and preserving capital in a manner that provides for attractive risk-adjusted returns to our shareholders over the long term through dividends. We intend to achieve this objective by continuing to selectively originate loans and carefully manage our portfolio of first mortgage real estate loans in a manner designed to generate attractive risk-adjusted returns across a variety of market conditions and economic cycles. We believe that the demand for relatively small loans secured by residential and commercial real estate held for investment around the New York metropolitan market, including New Jersey and Connecticut, and in the Florida market remains relatively strong, but weakened due to high interest rates. Our ability to close deals fast has created an opportunity for non-bank "hard money" real estate lenders like us to selectively originate high-quality first mortgage loans and this condition should persist for a number of years.

We have built our business on a foundation of intimate knowledge of the New York metropolitan area real estate market combined with a disciplined credit and due diligence culture that is designed to protect and preserve capital. We believe that our flexibility in terms of meeting the needs of borrowers without compromising our standards on credit risk, our expertise, our intimate knowledge of the New York metropolitan area real estate market and our focus on newly originated first mortgage loans, has defined our success until now and should enable us to continue to achieve our objectives.

A principal source of new transactions has been repeat business from prior customers and their referral of new business. We also receive leads for new business from banks, brokers and a limited amount of advertising. Finally, our Chief Executive Officer also spends a significant portion of his time on new business development. We rely on our own employees, independent legal counsel, and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are used to assist us in evaluating the worth of collateral, when deemed necessary by management. We also use construction inspectors.

As of December 31, 2024, we were committed to $7,203,418 in construction loans that can be drawn by our borrowers when certain conditions are met.

To date, none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not prove to be non-collectible or foreclosed in the future.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market conditions. Actual amounts could differ from those estimates.

Interest income from commercial loans is recognized, as earned, over the loan period.

Origination fee revenue on commercial loans is amortized over the term of the respective note.

Effective January 1, 2020, we adopted Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (ASU Topic 326). The ASU introduced a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Management estimates our CECL reserve primarily using the Weighted Average Remaining Maturity ("WARM") method, which requires reference to historic loss data taking into consideration expected economic conditions over the relevant timeframe. Application of the WARM method to estimate a CECL reserve requires judgment, including (i) the appropriate historical loan loss reference data, (ii) the expected timing and amount of future loan fundings and repayments, and (iii) the current credit quality of our loan portfolio and expectations of performance and market conditions over the relevant time period. In addition, management reviews each loan on a quarterly basis and evaluates the borrower's ability to pay the monthly interest, the borrower's likelihood of executing the original exit strategy, as well as the loan-to-value ratio. Failure to properly measure an allowance for credit losses could result in the overstatement of earnings and the carrying value of the loans receivable. Actual losses, if any, could differ significantly from estimated amounts.

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted cash flows is less than the carrying amount of these assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

There are also areas in which in management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto which begin on page F-1 of this Report, which contain accounting policies and other disclosures required by accounting principles generally accepted in the United States of America.

Results of operations

Years ended December 31, 2024 and 2023

Total revenue

Total revenue for the year ended December 31, 2024, was approximately $9,689,000, compared to approximately $9,796,000 for the year ended December 31, 2023, a decrease of $107,000, or 1.1%. The decrease in revenue was due to a reduction in loans receivable, period over period, and reduced origination fees, which were impacted by a slowdown in new loan originations, partially offset by higher interest rates charged on our commercial loans. In 2024, approximately $8,047,000 of our revenue represents interest income on secured, real estate loans that we offer to real estate investors, compared to approximately $7,976,000 in 2023, and approximately $1,642,000 represents origination fees on such loans, compared to approximately $1,820,000 in 2023. The loans are principally secured by collateral consisting of real estate and accompanied by personal guarantees from the principals of the borrowers.

Interest and amortization of deferred financing costs

Interest and amortization of deferred financing costs for the year ended December 31, 2024, were approximately $2,337,000, compared to approximately $2,526,000 for the year ended December 31, 2023, a decrease of $189,000, or 7.5%. The decrease is primarily attributable to the decrease in interest expense due to a reduction in borrowed amounts related to the use of the Webster Credit Line. (See Note 5 to the financial statements included elsewhere in this Report).

General and administrative expenses

General and administrative expenses for the year ended December 31, 2024, were approximately $1,776,000, compared to approximately $1,825,000 for the year ended December 31, 2023, a decrease of $49,000, or 2.7%. The decrease is primarily due to a special bonus awarded to officers in 2023 for extending the Webster Credit Line and a reduction in marketing expenses, partially offset by higher salaries and costs related to the filing of our registration statement on Form S-3 incurred in 2024.

Net income

Net income for the year ended December 31, 2024, was approximately $5,591,000, compared to approximately $5,476,000 for the year ended December 31, 2023, an increase of $115,000, or 2.1%. This increase is primarily attributable to the decrease in interest expense, partially offset by the decrease in origination fees.

Liquidity and Capital Resources

As of December 31, 2024, we had cash of approximately $178,000, compared to cash of approximately $104,000 at December 31, 2023.

For the year ended December 31, 2024, net cash provided by operating activities was approximately $4,932,000, compared to approximately $5,395,000 of net cash provided by operating activities for the year ended December 31, 2023. The decrease in net cash provided by operating activities primarily resulted from the increase in interest and other fees receivable on loans, and the decreases in deferred origination fees and in accounts payable and accrued expenses, partially offset by the increase in net income.

For the year ended December 31, 2024, net cash provided by investing activities was approximately $7,548,000, compared to approximately $1,643,000 of net cash provided by investing activities for the year ended December 31, 2023. Net cash provided by investing activities for the year ended December 31, 2024, mainly consisted of collection of our commercial loans of approximately $49,090,000, offset by the issuance of our short-term commercial loans of approximately $41,538,000. Net cash provided by investing activities for the year ended December 31, 2023, mainly consisted of collection of our commercial loans of approximately $57,736,000, offset by the issuance of our short-term commercial loans of approximately $56,088,000.

For the year ended December 31, 2024, net cash used in financing activities was approximately $13,970,000, compared to approximately $5,450,000 of net cash used in financing activities for the year ended December 31, 2023. Net cash used in financing activities for the year ended December 31, 2024, reflects repayment of the Webster Credit Line of approximately $8,724,000, dividend payments of approximately $5,233,000, purchase of treasury shares of approximately

$10,000 and cash paid for deferred financing costs of approximately $2,000. Net cash used in financing activities for the year ended December 31, 2023, reflects dividend payments of approximately $5,308,000, purchase of treasury shares of approximately $262,000 and cash paid for deferred financing costs of approximately $38,000, offset by proceeds from the Webster Credit Line of approximately $158,000.

Our Amended and Restated Credit and Security Agreement with Webster, Flushing Bank and Mizrahi provides for the Webster Credit Line. Currently, the Webster Credit Line provides us with a credit line of $32.5 million in the aggregate until February 28, 2026, secured by assignments of mortgages and other collateral. The interest rates relating to the Webster Credit Line equal (i) SOFR plus a premium, which rate aggregated approximately 8.0%, including a 0.5% agency fee, as of December 31, 2024, or (ii) a Base Rate (as defined in the Amended and Restated Credit Agreement) plus 2.00% and a 0.5% agency fee, as chosen by the Company for each drawdown.

The Webster Credit Line contains various covenants and restrictions including covenants limiting the amount that the Company can borrow relative to the value of the underlying collateral, maintaining various financial ratios and limitations on the terms of loans the Company makes to its customers, limiting the Company's ability to pay dividends under certain circumstances, and limiting the Company's ability to repurchase its common shares, sell assets, engage in mergers or consolidations, grant liens, and enter into transactions with affiliates. In addition, the Webster Credit Line contains a cross default provision which will deem any default under any indebtedness owed by us or our subsidiary, MBC Funding II, as a default under the credit line. Under the Amended and Restated Credit Agreement, the Company may repurchase, redeem or otherwise retire its equity securities in an amount not to exceed ten percent of our annual net income from the prior fiscal year. Further, the Company may issue up to $20 million in bonds through its subsidiary, of which not more than $10 million of such bonds may be secured by mortgage notes receivable, and provided that the terms and conditions of such bonds are approved by Webster, subject to its reasonable discretion. In addition, Mr. Rand provides a personal guaranty of the potential amounts owed under the Webster Credit Line, with such guaranty not to exceed $1,000,000 plus any costs relating to the enforcement of the personal guaranty.

We were in compliance with all covenants of the Webster Credit Line, as amended, as of December 31, 2024. At December 31, 2024, the outstanding amount under the Amended and Restated Credit Agreement was $16,427,874. The interest rate on the amount outstanding fluctuates daily. The rate, including a 0.5% agency fee, as of December 31, 2024 was approximately 8.0%.

MBC Funding II has $6,000,000 of outstanding principal amount of Notes. The Notes mature on April 22, 2026, unless redeemed earlier, and accrue interest at a rate of 6% per annum commencing on May 16, 2016 and will be payable monthly, in arrears, in cash, on the 15th day of each calendar month, commencing June 2016.

Under the terms of the Indenture, the aggregate outstanding principal balance of the mortgage loans held by MBC Funding II, together with its cash on hand, must always equal at least 120% of the aggregate outstanding principal amount of the Notes at all times. To the extent the aggregate principal amount of the mortgage loans owned by MBC Funding II plus its cash on hand is less than 120% of the aggregate outstanding principal balance of the Notes, MBC Funding II is required to repay, on a monthly basis, the principal amount of the Notes equal to the amount necessary such that, after giving effect to such repayment, the aggregate principal amount of all mortgage loans owned by it plus, its cash on hand at such time is equal to or greater than 120% of the outstanding principal amount of the Notes. For this purpose, each mortgage loan is deemed to have a value equal to its outstanding principal balance, unless the borrower is in default of its obligations.

The Notes are secured by a first priority lien on all of MBC Funding II's assets, including, primarily, mortgage notes, mortgages and other transaction documents entered into in connection with first mortgage loans originated and funded by us, which MBC Funding II acquired from MBC pursuant to an asset purchase agreement. MBC Funding II may redeem the Notes, in whole or in part, at any time after April 22, 2019 upon at least 30 days prior written notice to the noteholders. The redemption price will be equal to the outstanding principal amount of the Notes redeemed plus the accrued but unpaid interest thereon up to, but not including, the date of redemption, without penalty or premium. No Notes were redeemed by MBC Funding II as of December 31, 2024.

MBC Funding II is obligated to offer to redeem the Notes if there occurs a "change of control" with respect to us or MBC Funding II or if we or MBC Funding II sell any assets unless, in the case of an asset sale, the proceeds are reinvested in the business of the seller. The redemption price in connection with a "change of control" will be 101% of the principal amount of the Notes redeemed plus accrued but unpaid interest thereon up to, but not including, the date of redemption. The redemption price in connection with an asset sale will be the outstanding principal amount of the Notes redeemed plus accrued but unpaid interest thereon up to, but not including, the date of redemption.

We guarantee MBC Funding II's obligations under the Notes, which are secured by our pledge of 100% of the outstanding common shares of MBC Funding II that we own.

On April 11, 2023, our board of directors authorized a share buyback program for the repurchase of up to 100,000 of our common shares. Before this program expired on April 10, 2024, we had purchased an aggregate of 56,294 common shares at an aggregate cost of approximately $271,000.

We expect that our current cash balances, the Amended and Restated Credit Agreement, as described above, and cash flows from operations will be sufficient to fund our operations over the next 12 months. We currently do not believe there will be any issues in extending the Webster Credit Line or securing a similar line from another bank before its expiration, and we plan to refinance the Notes prior to their maturity, though we cannot assure you that we will be successful in doing so on favorable terms or at all. From time to time, we also receive short-term unsecured loans from our executive officers and others, providing the flexibility needed for the steady deployment of capital. However, we anticipate that our working capital requirements will increase in the coming 12 months as we continue to pursue growth under favorable conditions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are a "smaller reporting company" as defined by Regulation S-K and as such, are not required to provide the information contained in this item pursuant to Regulation S-K.

Item 8. Financial Statements

The consolidated financial statements required by this item are set forth beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

1. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024 (the "Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

2. Internal Control over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC, internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of our principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting is supported by written policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our internal control system was designed to provide reasonable assurances to our management and the Board regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the framework set forth in the report entitled *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

This Report does not include an attestation report by the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Executive Officers and Directors

Our executive officers and directors and their respective ages as of March 4, 2025 are as follows:

Name	Age	Position
Assaf Ran	59	Founder, Chairman of the Board, Chief Executive Officer and President
Vanessa Kao	47	Chief Financial Officer, Vice President, Treasurer, Secretary and Director
Michael Jackson [1][2][3]	60	Director
Eran Goldshmit [1][2][3]	58	Director
Lyron Bentovim [1]	55	Director
Phillip Michals [1][2][3]	55	Director

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance and Nominating Committee.

All directors hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified. Officers are elected to serve subject to the discretion of the Board.

Set forth below is a brief description of the background and business experience of our executive officers and directors:

Assaf Ran, our founder, has been our Chief Executive Officer, president and chairman since our inception in 1989. Mr. Ran has 36 years of senior management experience leading public and private businesses. Mr. Ran started several yellow page and other businesses from the ground up and managed to make each one of them successful. Mr. Ran's professional experience and background with us, as our director since March 1999, have given him the expertise needed to serve as one of our directors.

Vanessa Kao has been our Chief Financial Officer, vice president, treasurer and secretary since rejoining us in June 2011. Ms. Kao joined our board in November 2023. From January 2014 through April 2016, she was also the Chief Financial Officer of Jewish Marketing Solutions LLC. Since April 2016, she has been serving as a consultant to Jewish Marketing Solutions LLC. From July 2004 through April 2006, she served as our assistant Chief Financial Officer. From April 2006 through December 2013, she was the Chief Financial Officer of DAG Jewish Directories, Inc. Ms. Kao holds a M.B.A. in Finance and MIS/E-Commerce from the University of Missouri and a bachelor's degree of Business Administration in Finance from the National Taipei University in Taiwan.

Lyron Bentovim has been a member of the Board since December 2008. Mr. Bentovim currently serves as the president and chief executive officer of The Glimpse Group, Inc. (Nasdaq: VRAR), an immersive technology company based in New York, NY. Mr. Bentovim also serves as a managing partner at Darklight Partners, a strategic advisor to small and mid-size public and private companies. Prior to that, from July 2014 to August 2015, Mr. Bentovim served as chief operating officer and chief financial officer of Top Image Systems Ltd. (formerly listed on Nasdaq: TISA), and from March 2013 to July 2014, Mr. Bentovim served as chief operating officer and chief financial officer of NIT Health Inc. and as chief operating officer and chief financial officer and managing director at Cabrillo Advisors LLC. From August 2009 until July 2012, Mr. Bentovim has served as chief operating officer and chief financial officer of Sunrise Telecom, Inc. Prior to joining Sunrise Telecom, Inc., from January 2002 until August 2009, Mr. Bentovim served as a portfolio manager for Skiritai Capital LLC, an investment advisor based in San Francisco. Mr. Bentovim has over 25 years of management experience, including his experience as a member of the board of directors at RTW Inc., Ault, Inc., Top Image Systems Ltd., Three-Five Systems Inc., Sunrise Telecom Inc., Blue Sphere Corporation, and Argonaut Technologies Inc. Prior to his position in Skiritai Capital LLC, Mr. Bentovim served as president, chief operating officer and co-founder of WebBrix, Inc. Additionally, Mr. Bentovim spent time as a senior engagement manager with strategy consultancies including USWeb/CKS, the Mitchell Madison Group LLC and McKinsey & Company Inc. Mr. Bentovim has an MBA from Yale School of Management and a law degree from the Hebrew University, Jerusalem, Israel. Mr. Bentovim's professional experience and background with other companies and with us have given him the expertise needed to serve as one of our directors.

Eran Goldshmit has been a member of the Board since March 1999. Since August 2001, he has been the president of the New York Diamond Center, New York, NY. From December 1998 until July 2001, Mr. Goldshmit was the general manager of the Carmiel Shopping Center in Carmiel, Israel. Mr. Goldshmit received certification as a financial consultant in February 1993 from the School for Investment Consultants, Tel Aviv, Israel, and a BA in business administration from the University of Humberside, England, in December 1998. Mr. Goldshmit's professional experience and background with other companies and with us have given him the expertise needed to serve as one of our directors.

Michael J. Jackson has been a member of the Board since July 2000. Since May 2017, Mr. Jackson has been the chief financial officer of Radius Global Market Research. From March 2016 through April 2017, Mr. Jackson served as chief financial officer and executive vice president of both Ethology, Inc., a digital marketing agency, and Tallwave, LLC, a business design and innovation agency. From April 2007 through February 2016, he was the chief financial officer and the executive vice president of iCrossing, Inc., a digital marketing agency. From October 1999 to April 2007, he served as executive vice president and chief financial officer of AGENCY.COM, a global Internet professional services company. He also served as the chief accounting officer of AGENCY.com from May 2000 and as its corporate controller from August 1999 until September 2001. From October 1994 until August 1999, Mr. Jackson was a senior manager at Arthur Andersen, LLP and manager at Ernst & Young LLP. Mr. Jackson also served on the New York State Society Auditing Standards and Procedures Committee from 1998 to 1999 and served on the New York State Society's Securities and Exchange Commission Committee from 1999 to 2001. Mr. Jackson holds an MBA in Finance from Hofstra University and is a certified public accountant. Mr. Jackson is a current member of the board of directors of AvenueZ, Inc a privately held digital marketing technology company. For the five years ended May 2008, Mr. Jackson was a member of the board of directors of Adstar, Inc. (OTC PINK: ADST). Mr. Jackson's professional experience and background with other companies and with us have given him the expertise needed to serve as one of our directors.

Phillip Michals has been a member of the Board since rejoining our Board in June 2019. Mr. Michals is the chief executive officer and executive chairman of A.G.P./Alliance Global Partners, a full-service investment banking and wealth management firm since 2018. Mr. Michals is also a Co-Founder and Chairman of the Board and Director of A.G.P. Canada, where he assists the team with developing and executing business goals in Canada. Mr. Michals has also been a partner in RG Michals since 1999 and affiliated with an independent firm from 2010 to 2018. His responsibilities were primarily in business development. He was also a partner for over 10 years at MSCI, an advisory/consulting firm that consulted for member firms of NYSE and FINRA. Mr. Michals currently has his Series 7, 63, 24, 99, and 65 licenses and received his Bachelor of Science from the University of Delaware. Mr. Michal's professional experience and background with other companies and with us have given him the expertise needed to serve as one of our directors.

Code of Ethics

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions. Our current Code of Ethics is posted on our web site at www.manhattanbridgecapital.com. The information on our website is not incorporated by reference into this Report. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Ethics by posting such information on the website address specified above.

Insider Trading Policy

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, executive officers, employees, and other covered persons, including immediate family members and entities controlled by any of the foregoing persons, as well as by the Company itself.

The Policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, executive officers, employees, and other covered persons may not trade in the Company's securities, as well as certain pre-clearance procedures that directors and executive officers must observe prior to effecting any transaction in our securities.

The Company believes that the Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 19.1 to this Report.

Committees of the Board of Directors

We have three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each committee is made up entirely of independent directors as defined under the Nasdaq Stock Market Rules. The members of the Audit Committee are Michael Jackson, who serves as chairman, Eran Goldshmit, Lyron Bentovim and Phillip Michals. The members of the Compensation Committee and the Corporate Governance and Nominating Committee are Michael Jackson, Eran Goldshmit and Phillip Michals. Current copies of each committee's charter are available on our website at *www.manhattanbridgecapital.com*.

Audit Committee. The Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with auditors and audits of financial statements. Specifically, the Audit Committee's responsibilities include the following:

- selecting, hiring and terminating our independent auditors;
- evaluating the qualifications, independence and performance of our independent auditors;
- approving the audit and non-audit services to be performed by the independent auditors;
- reviewing the design, implementation and adequacy and effectiveness of our internal controls and critical policies;
- overseeing and monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and other accounting matters;
- with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and
- preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

The Board has determined that Michael Jackson is qualified as an Audit Committee Financial Expert pursuant to Item 407(d)(5) of Regulation S-K. Each Audit Committee member is independent, as that term is defined in Section 10A(m)(3) of the Exchange Act and their relevant experience is more fully described above.

Compensation Committee. The Compensation Committee assists the Board in determining the compensation of our officers and directors. Specific responsibilities include the following:

● approving the compensation and benefits of our executive officers;
● administering our clawback policy;
● reviewing the performance objectives and actual performance of our officers; and
● administering our stock option and other equity and incentive compensation plans.

The Compensation Committee is comprised entirely of directors who satisfy the standards of independence applicable to compensation committee members under Section 16(b) of the Exchange Act. During the fiscal year ended December 31, 2024, the Compensation Committee did not utilize the services of a compensation consultant.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee assists the Board by identifying and recommending individuals qualified to become members of the Board. Specific responsibilities include the following:

● evaluating the composition, size and governance of the Board and its committees and making recommendations regarding future planning and the appointment of directors to our committees;
● establishing a policy for considering shareholder nominees to the Board;
● reviewing our corporate governance principles and making recommendations to the Board regarding possible changes; and
● reviewing and monitoring compliance with our code of ethics and insider trading policy.

Shareholder Communications

The Board has established a process to receive communications from shareholders. Shareholders and other interested parties may contact any member (or all members) of the Board, or the non-management directors as a group, any Board committee or any chair of any such committee by mail or electronically. To communicate with the Board, any individual director or any group or committee of directors, correspondence should be addressed to the Board or any such individual director or group or committee of directors by either name or title. All such correspondence should be sent c/o Corporate Secretary at 60 Cutter Mill Road, Suite 205, Great Neck, NY 11021.

All communications received as set forth in the preceding paragraph will be opened by the Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, patently offensive material or matters deemed inappropriate for the Board will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of directors, the Secretary will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope or e-mail is addressed.

Item 11. Executive Compensation

The following Summary Compensation Table sets forth all compensation earned by or paid to, in all capacities, during the years ended December 31, 2024 and 2023 by (i) the Company's Chief Executive Officer and (ii) the most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers and whose total compensation exceeded $100,000 (the individuals falling within categories (i) and (ii) are collectively referred to as the "Named Executives"):

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($) [1]	Total ($)
Assaf Ran	2024	$ 365,000	$ 30,000	$ 50,875	$ 445,875
Chief Executive Officer and President	2023	$ 350,000	$ 130,000	$ 48,751	$ 528,751
Vanessa Kao	2024	$ 177,500	$ 37,500	$ 12,545	$ 227,545
Chief Financial Officer, Vice President, Treasurer and Secretary	2023	$ 170,000	$ 65,000	$ 12,090	$ 247,090

(1) Consists of certain expense reimbursements and Company matching contributions made pursuant to its Simple IRA Plan.

Employment Contracts

We have an employment agreement with Mr. Assaf Ran, our President and Chief Executive Officer, pursuant to which: (i) Mr. Ran's employment term renews automatically on June 30th of each year for successive one-year periods unless either party gives to the other written notice at least 180 days prior to June 30th of its intention to terminate the agreement; (ii) Mr. Ran receives a current annual base salary of $380,000 and annual bonuses as determined by the Compensation Committee of the Board, in its sole and absolute discretion, and is eligible to participate in all executive benefit plans established and maintained by us; and (iii) Mr. Ran agreed to a one-year non-competition period following the termination of his employment. If the employment agreement is terminated by Mr. Ran for "good reason" (as defined in the employment agreement) he shall be paid (1) his base compensation up to the effective date of such termination; (2) his full share of any incentive compensation payable to him for the year in which the termination occurs; and (3) a lump sum payment equal to 100% of the average cash compensation paid to, or accrued for, him in the two calendar years immediately preceding the calendar year in which the termination occurs.

In June 2024, the Compensation Committee approved an increase of Mr. Ran's annual base salary from $350,000 to $380,000.

Restricted Stock Grant

In September 2011, upon shareholders' approval at the 2011 annual meeting of shareholders, we granted 1,000,000 restricted common shares (the "Restricted Shares") to Mr. Ran, our Chief Executive Officer. Under the terms of the restricted shares agreement, among other things, Mr. Ran may not sell, convey, transfer, pledge, encumber or otherwise dispose of the Restricted Shares until the earliest to occur of the following: (i) September 9, 2026, with respect to 1/3 of the Restricted Shares, September 9, 2027 with respect to an additional 1/3 of the Restricted Shares and September 9, 2028 with respect to the final 1/3 of the Restricted Shares; (ii) the date on which Mr. Ran's employment is terminated by us for any reason other than for "Cause" (i.e., misconduct that is materially injurious to us monetarily or otherwise, including engaging in any conduct that constitutes a felony under federal, state or local law); or (iii) the date on which Mr. Ran's employment is terminated on account of (A) his death; or (B) his disability, which, in the opinion of his personal physician and a physician selected by us prevents him from being employed with us on a full-time basis (each such date being referred to as a "Risk Termination Date"). If at any time prior to a Risk Termination Date Mr. Ran's employment is terminated by us for Cause, or by Mr. Ran voluntarily for any reason other than death or disability, Mr. Ran will forfeit that portion of the Restricted Shares which has not previously vested. Mr. Ran has the power to vote the Restricted Shares and will be entitled to all dividends payable with respect to the Restricted Shares.

In connection with the Compensation Committee's approval of the foregoing grant of Restricted Shares, the Compensation Committee consulted with and obtained the concurrence of independent compensation experts and informed Mr. Ran that it had no present intention of continuing its prior practice of annually awarding stock options to Mr. Ran as Chief Executive Officer. Also, Mr. Ran, advised the Compensation Committee that he would not seek future stock option grants.

Termination and Change of Control Arrangement

In the event of termination, Mr. Ran will not be entitled to receive any severance and any non-vested options will be automatically forfeited. If at any time prior to a Risk Termination Date Mr. Ran's employment is terminated by us for cause or by Mr. Ran voluntarily for any reason other than death or disability, Mr. Ran will forfeit that portion of the Restricted Shares which have not previously vested. If Mr. Ran is terminated for any reason other than for cause, the Restricted Shares become immediately transferable.

The following table sets forth information concerning outstanding equity awards to the Named Executives as of December 31, 2024.

Outstanding Equity Awards at Fiscal Year-End

Name	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Assaf Ran Chief Executive Officer and President..	1,000,000	5,600,000[1][2]

(1)   Calculated based on the closing market price of $5.60 at the end of the last completed fiscal year on December 31, 2024.

(2)   Mr. Ran may not sell, convey, transfer, pledge, encumber or otherwise dispose of the Restricted Shares until the earliest to occur of the following: (i) September 9, 2026, with respect to 1/3 of the Restricted Shares, September 9, 2027 with respect to an additional 1/3 of the Restricted Shares and September 9, 2028 with respect to the final 1/3 of the Restricted Shares; (ii) the date on which Mr. Ran's employment is terminated by us for any reason other than for "Cause;" or (iii) on a Risk Termination Date. If at any time prior to a Risk Termination Date Mr. Ran's employment is terminated by us for Cause or Mr. Ran voluntarily terminates his employment for any reason other than death or disability, Mr. Ran will forfeit that portion of the Restricted Shares which have not previously vested.

We do not have any formal policy that requires the Company to grant, or avoid granting, equity-based compensation at certain times. We do not grant equity awards in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, and do not time the public release of such information based on award grant dates. The timing of any equity grants to executive officers or directors in connection with new hires, promotions, or other non-routine grants is tied to the event giving rise to the award (such as an executive officer's commencement of employment or promotion effective date).

During the year ended December 31, 2024, there were no equity grants made to our executive officers during any period beginning four business days before the filing of a periodic report or current report disclosing material non-public information and ending one business day after the filing or furnishing of such report with the Securities and Exchange Commission, that were likely to result in changes to the price of our common stock, and do not time the public release of such information based on award grant dates.

Compensation of Directors

During 2024, the annual cash compensation paid to each independent member of the Board was $16,750, plus an additional $300 for each committee meeting attended. The table below summarizes the compensation paid to our directors for the year ended December 31, 2024:

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($)
Michael Jackson	$ 17,950
Eran Goldshmit...	$ 17,950
Lyron Bentovim	$ 17,950
Phillip Michals	$ 17,950

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table, together with the accompanying footnotes, sets forth information, as of March 4, 2025, regarding the beneficial ownership of our common shares by all persons known by us to beneficially own more than 5% of our outstanding common shares, each Named Executive Officer, each director, and all of our directors and executive officers as a group:

Name of Beneficial Owner	Amount of Beneficial Ownership [1]	Percentage of Class
Executive Officers and Directors		
Assaf Ran [2]	2,606,000	22.8%
Vanessa Kao	8,236	*
Michael Jackson	41,344	*
Eran Goldshmit...	10,978	*
Lyron Bentovim	39,287	*
Phillip Michals	101,058	*
All executive officers and directors as a group (6 persons)........................	2,806,903	24.5%

* Less than 1%

(1) A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from March 4, 2025, upon the exercise of options and warrants or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not held by any other person) and that are exercisable or convertible within 60 days from March 4, 2025 have been exercised or converted. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the shares shown as beneficially owned. All percentages are determined based on 11,438,651 shares outstanding on March 4, 2025.

(2) Includes 1,000,000 Restricted Shares granted to Mr. Ran on September 9, 2011, which was approved by shareholders at our 2011 annual meeting of shareholders. Mr. Ran may not sell, convey, transfer, pledge, encumber or otherwise dispose of the Restricted Shares until the earliest to occur of the following: (i) September 9, 2026, with respect to 1/3 of the Restricted Shares, September 9, 2027 with respect to an additional 1/3 of the Restricted Shares and September 9, 2028 with respect to the final 1/3 of the Restricted Shares; (ii) the date on which Mr. Ran's employment is terminated by us for any reason other than for "Cause;" or (iii) on a Risk Termination Date. If at any time prior to a Risk Termination Date Mr. Ran's employment is terminated by us for Cause or Mr. Ran voluntarily terminates his employment for any reason other than death or disability, Mr. Ran will forfeit that portion of the Restricted Shares which have not previously vested. Also includes 1,383,000 shares of common stock directly owned by Ran & Ran of NY Inc., which is currently wholly owned by Mr. Ran. Mr. Ran's address is c/o Manhattan Bridge Capital, Inc., 60 Cutter Mill Road, Suite 205, Great Neck, New York 11021.

Item 13. Certain Relationships and Related Transactions and Director Independence

The Board is comprised of Assaf Ran, Vanessa Kao, Michael J. Jackson, Eran Goldshmit, Lyron Bentovim and Phillip Michals. The Board has determined, in accordance with Nasdaq's Stock Market Rules, that: (i) Messrs. Jackson, Goldshmit, Bentovim and Michals (the "Independent Directors") are independent and represent a majority of its members; (ii) Messrs. Jackson, Goldshmit, Bentovim and Michals, as the members of the Audit Committee, are independent for such purposes; and (iii) Messrs. Jackson, Goldshmit and Michals, as the members of the Compensation Committee, are independent for such purposes. In determining director independence, the Board applies the independence standards set by the Nasdaq. In its application of such standards the Board takes into consideration all transactions with Independent Directors and the impact of such transactions, if any, on any of the Independent Directors' ability to continue to serve on the Board.

In February 2023, we sold a mortgage note from our loan portfolio to a third-party investor at its face value of $485,000. Mr. Assaf Ran participated in such acquisition in the amount of $152,000.

Item 14. Principal Accountant Fees and Services

The aggregate fees billed by our principal accounting firm, Hoberman & Lesser CPAs, LLP, for the fiscal years ended December 31, 2024, and 2023 (including for services for MBC Funding II) are as follows:

(a) Audit Fees

2024

The aggregate fees incurred during 2024 for our principal accountant were $71,750, covering the audit of our annual financial statements and the review of our financial statements for the first, second and third quarters of 2024.

The aggregate fees incurred during 2023 for our principal accountant were $71,000, covering the audit of our annual financial statements and the review of our financial statements for the first, second and third quarters of 2023.

(b) Audit-Related Fees

There were no audit-related fees billed by our principal accountant during 2024 or 2023.

(c) Tax Fees

There were no tax fees billed by our principal accountant during 2024 or 2023.

(d) All Other Fees

No other fees, beyond those disclosed in this Item 14, were billed during 2024 or 2023 except that we were billed $1,500 in 2024 by our principal accountant for services rendered in connection with our Registration Statement on Form S-3.

Audit Committee Pre-Approval, Policies and Procedures

Our Audit Committee approved the engagement with Hoberman & Lesser CPAs, LLP. These services were pre-approved by our Audit Committee to assure that such services do not impair the auditor's independence from us.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) 1. Financial Statements **-** See Index to Financial Statements on page F-1.

2. Financial Statement Schedules – See (c) below.

3. Exhibits – See (b) below.

Exhibit No.	Description
3.1	Restated Certificate of Incorporation filed with the Secretary of State of New York in July 2014 (1)
3.2	Amended and Restated Bylaws effective in May 2014 (1)
4.1	Specimen Stock Certificate (2)
4.2	Indenture, dated as of April 25, 2016, among Manhattan Bridge Capital, Inc., MBC Funding II Corp and Worldwide Stock Transfer, LLC (3)
4.3	Description of Securities (11)
10.1**	Employment Agreement dated March 1, 1999 by and between Assaf Ran and the Company (4)
10.2**	2009 Stock Option Plan, as amended (6)
10.3	Continuing Guaranty of Manhattan Bridge Capital Inc. dated April 25, 2016. (3)
10.4	Pledge Agreement, dated as of April 25, 2016, between Manhattan Bridge Capital and Worldwide Stock Transfer, LLC (3)
10.5	Guaranty dated April 25, 2016 of MBC Funding II Corp. (3)
10.6	Intercreditor Agreement, dated as of April 25, 2016, between Webster Business Credit Corp and Worldwide Stock Transfer, LLC (3)
10.7	Amendment of Lease, dated July 21, 2016, between the Company and Philips Cutter Mill Owner LLC for the premises located at 60 Cutter Mill Road, Great Neck, New York 11201 (5)
10.8**	Restricted Share Agreement, dated September 9, 2011, between the Company and Assaf Ran (11)
10.9	Amended and Restated Revolving Credit Note, dated July 7, 2017, executed by Manhattan Bridge Capital, Inc (7)
10.10	Amended and Restated Credit and Security Agreement, effective August 8, 2017, among Manhattan Bridge Capital, Inc., Webster Business Credit Corporation, and Flushing Bank (8)

10.11	Waiver and Amendment No. 1 to Amended and Restated Credit and Security Agreement, effective July 11, 2018, among Manhattan Bridge Capital, Inc., Webster Business Credit Corporation, Flushing Bank and Assaf Ran (10)
10.12	Amended and Restated Revolving Credit Note, effective July 11, 2018, between Manhattan Bridge Capital, Inc. and Flushing Bank (10)
10.13	Amendment No. 2 to Amended and Restated Credit and Security Agreement, effective December 31, 2019, among Manhattan Bridge Capital, Inc., Webster Business Credit Corporation, Flushing Bank and Assaf Ran (11)
10.14	Amendment No. 3 to Amended and Restated Credit and Security Agreement, effective February 26, 2020, among Manhattan Bridge Capital, Inc., Webster Business Credit Corporation, Flushing Bank, Mizrahi and Assaf Ran (11)
10.15	Amendment No. 5 to Amended and Restated Credit and Security Agreement, effective April 13, 2022, among Manhattan Bridge Capital, Inc., Webster Business Credit Corporation, Flushing Bank, Mizrahi and Assaf Ran (12)
10.16	Amendment No. 6 to Amended and Restated Credit and Security Agreement, effective April 13, 2022, among Manhattan Bridge Capital, Inc., Webster Business Credit Corporation, Flushing Bank, Mizrahi and Assaf Ran (12)
10.17	Amendment No. 7 to Amended and Restated Credit and Security Agreement, effective March 31, 2024, among Manhattan Bridge Capital, Inc., Webster Business Credit Corporation, Flushing Bank, Mizrahi and Assaf Ran (15)
10.18	Revolving Credit Note dated February 25, 2020, between Manhattan Bridge Capital, Inc. and Mizrahi (11)
10.19	Consent and Amendment Letter Agreement by and among Manhattan Bridge Capital Inc., Webster Business Credit Corporation, Flushing Bank and Mizrahi Tefahot Bank Ltd., dated July 2, 2021 (13)
10.20	Waiver Agreement by and among Manhattan Bridge Capital Inc., and Webster Business Credit Corporation, Flushing Bank and Mizrahi Tefahot Bank Ltd, a division of Webster Bank, N.A., dated March 7, 2022 (14)
19.1	Insider Trading Policy (***)
21.1	List of Subsidiaries (9)
23.1	Consent of Hoberman & Lesser CPA's, LLP, dated March 12, 2025 (***)
31.1	Chief Executive Officer Certification under Rule 13a-14 (***)
31.2	Chief Financial Officer Certification under Rule 13a-14 (***)
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350 (*)
32.2	Chief Financial Officer Certification pursuant to 18 U.S.C. section 1350 (*)
97.1	Clawback policy (16)
101.INS	XBRL Instance Document
101.CAL	XBRL Taxonomy Extension Schema Document
101.SCH	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

* Furnished herewith.

** Compensation plan or arrangement for current or former executive officers and directors.

*** Filed herewith.

(1)   Previously filed as exhibit to Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference.

(2)   Previously filed as exhibit to Registration Statement on Form SB-2/A filed on April 23, 1999 and incorporated herein by reference.

(3)   Previously filed as exhibit to Current Report on Form 8-K filed on April 27, 2016 and incorporated herein by reference.

(4)   Previously filed as exhibit to Registration Statement on Form SB-2 filed on March 10, 1999 and incorporated herein by reference.

(5)   Previously filed as exhibit to Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and incorporated herein by reference.

(6)   Previously filed as Appendix A to Schedule 14A filed on August 5, 2011 and incorporated herein by reference.

(7)   Previously filed as exhibit to Current Report on Form 8-K filed on July 13, 2017 and incorporated herein by reference.

(8)   Previously filed as exhibit to Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and incorporated herein by reference.
(9)   Previously filed as exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and incorporated by reference herein.
(10)   Previously filed as exhibit to Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 and incorporated herein by reference.
(11)   Previously filed as exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and incorporated by reference herein.
(12)   Previously filed as exhibit to Current Report on Form 8-K filed on April 25, 2022 and incorporated herein by reference.
(13)   Previously filed as exhibit to Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and incorporated herein by reference.
(14)   Previously filed as exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and incorporated by reference herein.
(15)   Previously filed as exhibit to Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and incorporated herein by reference.
(16)   Previously filed as exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and incorporated by reference herein.

(c)   No financial statement schedules are included because the information is either provided in the financial statements or is not required under the related instructions or is inapplicable and such schedules therefore have been omitted.

Item 16. 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Manhattan Bridge Capital, Inc.

By:/s/ Assaf Ran
Assaf Ran, President, Chief Executive Officer and
Chairman of the Board of Directors

Date: March 12, 2025

In accordance with the Exchange Act, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Assaf Ran Assaf Ran	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 12, 2025
/s/ Vanessa Kao Vanessa Kao	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer), Director	March 12, 2025
/s/ Lyron Bentovim Lyron Bentovim	Director	March 12, 2025
/s/ Eran Goldshmit Eran Goldshmit	Director	March 12, 2025
/s/ Michael Jackson Michael Jackson	Director	March 12, 2025
/s/ Phillip Michals Phillip Michals	Director	March 12, 2025

MANHATTAN BRIDGE CAPITAL, INC.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Manhattan Bridge Capital, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Manhattan Bridge Capital, Inc. and Subsidiary (collectively the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Allowance for Credit Losses

As discussed in Note 2 to the consolidated financial statements, the Company estimates its allowance for credit losses on its loans receivable primarily using the Weighted Average Remaining Maturity method (WARM) along with consideration of other variables. Based on these assessments, the Company determined that no allowance for credit losses is required.

The allowance for credit losses was identified by us as a critical audit matter because of the extent of auditor judgment applied and significant audit effort to evaluate the subjective and complex judgments made by management in determining whether any of its loans receivable are impaired and/or require an allowance for credit losses.

Addressing the critical audit matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. The primary procedures included evaluating the appropriateness of the method and other variables used, testing the application of the method and other variables used, as well as testing the accuracy of data used with respect to the method and other variables. These procedures also included, obtaining and evaluating the conclusions of the Company's third-party valuation specialists, as well as obtaining and evaluating other publicly available independent empirical data, and comparing said values to the aggregate amounts owed by borrowers for indication of loan losses. We also evaluated management's significant judgments applied in determining whether indicators of impairment were present, with respect to the Company's loan portfolio and the underlying collateral, by obtaining evidence to corroborate such judgments and searching for evidence contrary to such judgments.

Hoberman + Lesser CPA's, LLP

We have served as the Company's auditors since 2007.

New York, New York
March 12, 2025

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023

	2024	2023
Assets		
Loans receivable	$ 65,974,265	$ 73,048,403
Interest and other fees receivable on loans	1,521,033	1,395,905
Cash	178,012	104,222
Cash - restricted	23,750	1,587,773
Other assets	62,080	63,636
Right-of-use asset - operating lease, net	154,039	207,364
Deferred financing costs, net	16,171	27,583
Total assets	$ 67,929,350	$ 76,434,886
Liabilities and Stockholders' Equity		
Liabilities:		
Line of credit	$ 16,427,874	$ 25,152,338
Senior secured notes (net of deferred financing costs of $96,985 and $172,069, respectively)	5,903,015	5,827,931
Deferred origination fees	568,534	719,019
Accounts payable and accrued expenses	232,236	295,292
Operating lease liability	167,119	220,527
Loan holdback	50,000	—
Dividends payable	1,315,445	1,287,073
Total liabilities	24,664,223	33,502,180
Commitments and contingencies		
Stockholders' equity:		
Preferred shares - $.01 par value; 5,000,000 shares authorized; none issued	—	—
Common shares - $.001 par value; 25,000,000 shares authorized; 11,757,058 issued; 11,438,651 and 11,440,651 outstanding, respectively	11,757	11,757
Additional paid-in capital	45,561,941	45,548,876
Less: Treasury stock, at cost – 318,407 and 316,407 shares	(1,070,406)	(1,060,606)
Accumulated deficit	(1,238,165)	(1,567,321)
Total stockholders' equity	43,265,127	42,932,706
Total liabilities and stockholders' equity	$ 67,929,350	$ 76,434,886

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED December 31, 2024 and 2023

		2024		2023
Revenue:				
Interest income from loans	$	8,046,560	$	7,976,232
Origination fees		1,642,081		1,820,024
Total Revenue		9,688,641		9,796,256
Operating costs and expenses:				
Interest and amortization of deferred financing costs		2,337,032		2,525,935
Referral fees		1,847		2,153
General and administrative expenses		1,776,176		1,825,227
Total operating costs and expenses		4,115,055		4,353,315
Income from operations		5,573,586		5,442,941
Other income		18,000		33,880
Income before income tax expense		5,591,586		5,476,821
Income tax expense		(650)		(650)
Net income	$	5,590,936	$	5,476,171
Basic and diluted net income per common share outstanding:				
—Basic	$	0.49	$	0.48
—Diluted	$	0.49	$	0.48
Weighted average number of common shares outstanding				
—Basic		11,438,656		11,469,741
—Diluted		11,438,656		11,469,741

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED December 31, 2024 and 2023

	Common Stock		Additional Paid-in	Treasury Stock		Accumulated	
	Shares	Amount	Capital	Shares	Cost	Deficit	Totals
Balance, January 1, 2023.............	**11,757,058**	**$ 11,757**	**$45,535,811**	**262,113**	**$ (798,939)**	**$ (1,885,056)**	**$42,863,573**
Purchase of treasury shares.............				54,294	(261,667)		(261,667)
Non-cash compensation..................			13,065				13,065
Dividends paid..............................						(3,871,363)	(3,871,363)
Dividends declared and payable						(1,287,073)	(1,287,073)
Net income for the year ended December 31, 2023						5,476,171	5,476,171
Balance, December 31, 2023.........	**11,757,058**	**11,757**	**45,548,876**	**316,407**	**(1,060,606)**	**(1,567,321)**	**42,932,706**
Purchase of treasury shares.............				2,000	(9,800)		(9,800)
Non-cash compensation..................			13,065				13,065
Dividends paid..............................						(3,946,335)	(3,946,335)
Dividends declared and payable						(1,315,445)	(1,315,445)
Net income for the year ended December 31, 2024						5,590,936	5,590,936
Balance, December 31, 2024.........	**11,757,058**	**$ 11,757**	**$45,561,941**	**318,407**	**$(1,070,406)**	**$ (1,238,165)**	**$43,265,127**

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities:		
Net income	$ 5,590,936	$ 5,476,171
Adjustments to reconcile net income to net cash provided by operating activities -		
Amortization of deferred financing costs	88,664	93,403
Depreciation	4,870	4,057
Non-cash compensation expense	13,065	13,065
Adjustment to right-of-use asset - operating lease and liability	(84)	1,900
Changes in operating assets and liabilities:		
Interest and other fees receivable on loans	(552,755)	(245,868)
Other assets	705	(3,042)
Accounts payable and accrued expenses	(63,057)	5,424
Deferred origination fees	(150,485)	49,891
Net cash provided by operating activities	4,931,859	5,395,001
Cash flows from investing activities:		
Issuance of short-term loans	(41,538,217)	(56,087,911)
Collections received from loans	49,089,982	57,736,436
Purchase of fixed assets	(4,018)	(5,085)
Net cash provided by investing activities	7,547,747	1,643,440
Cash flows from financing activities:		
(Repayment of) proceeds from line of credit, net	(8,724,464)	158,104
Dividends paid	(5,233,408)	(5,308,231)
Purchase of treasury shares	(9,800)	(261,667)
Deferred financing costs incurred	(2,167)	(38,192)
Net cash used in financing activities	(13,969,839)	(5,449,986)
Net (decrease) increase in cash and restricted cash	(1,490,233)	1,588,455
Cash and restricted cash, beginning of year*	1,691,995	103,540
Cash and restricted cash, end of year*	$ 201,762	$ 1,691,995
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the period for taxes	$ 650	$ 650
Cash paid during the period for interest	$ 2,323,520	$ 2,423,838
Cash paid during the period for operating leases	$ 63,084	$ 64,055
Supplemental Schedule of Noncash Financing Activities:		
Dividend declared and payable	$ 1,315,445	$ 1,287,073
Loan holdback relating to mortgage receivable	$ 50,000	$ —
Supplemental Schedule of Noncash Operating and Investing Activities:		
Reduction in interest receivable in connection with the increase in loans receivable	$ 427,627	$ 213,465

*At December 31, 2024 and 2023, cash and restricted cash included $23,750 and $1,587,773, respectively, of restricted cash.

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023

1. The Company

Manhattan Bridge Capital, Inc. ("MBC") and its wholly-owned subsidiary, MBC Funding II Corp. ("MBC Funding") (collectively, the "Company"), offer short-term, secured, non–banking loans (sometimes referred to as "hard money" loans) to real estate investors to fund their acquisition, renovation, rehabilitation or development of residential or commercial properties located in the New York metropolitan area, including New Jersey and Connecticut, and in Florida.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") in compliance with the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB").

Principles of Consolidation

The consolidated financial statements include the accounts of Manhattan Bridge Capital, Inc. and its wholly-owned subsidiary, MBC Funding. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market conditions. Actual amounts could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and short-term commercial loans.

The Company maintains its cash with major financial institutions. Accounts at the financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor.

Credit risks associated with short-term commercial loans the Company makes to real estate investors and related interest and other fees receivable are described in Note 4.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted Accounting Standards Update ("ASU") 2016-13, "Financial Instruments – Credit Losses (ASC Topic 326)." The ASU introduced a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" methodology for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This method replaces the multiple existing impairment methods in current U.S. GAAP, which generally require a loss be incurred before it is recognized.

The Company estimates its CECL reserve primarily using the Weighted Average Remaining Maturity ("WARM") method, which has been identified as an acceptable loss-rate method for estimating CECL reserves in the FASB Staff Q&A ASC 326, No.1. The WARM method requires reference to historic loss data taking into consideration expected economic conditions over the relevant timeframe. The Company applies the WARM method for the majority of its loan portfolio, which loans share similar risk characteristics.

Application of the WARM method to estimate a CECL reserve requires judgment, including (i) the appropriate historical loan loss reference data, (ii) the expected timing and amount of future loan fundings and repayments, and (iii) the current credit quality of the Company's loan portfolio and expectations of performance and market conditions over the relevant time period. To estimate the historic loan losses relevant to the Company's portfolio, the Company reviews its historical loan performance, which includes zero realized principal losses since the inception of the Company's business. In addition, the Company reviews each loan on a quarterly basis and evaluates the borrower's ability to pay the monthly interest, the borrower's likelihood of executing the original exit strategy, as well as the loan-to-value ratio. Based on these analyses, as of December 31, 2024 and 2023, no allowance for credit losses is required. Failure to properly measure an allowance for credit losses could result in the overstatement of earnings and the carrying value of the loans receivable. Actual losses, if any, could differ significantly from estimated amounts.

Income Taxes

The Company follows ASC Sub-Topic 740-10, "Accounting for Uncertainty in Income Taxes", which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of December 31, 2024 and 2023, the Company has no material uncertain tax positions to be accounted for in the consolidated financial statements. The Company recognizes interest and penalties related to uncertain tax positions, if any, as part of income tax expense.

The Company is organized and conducts its operations to qualify as a real estate investment trust ("REIT") for federal income tax purposes. The Company elected to be taxed as a REIT commencing with its taxable year ended December 31, 2014. A REIT calculates taxable income similar to other domestic corporations, with the major difference being a REIT is entitled to a deduction for dividends paid. A REIT is generally required to distribute each year at least 90% of its REIT taxable income. If it chooses to retain the remaining 10% of taxable income, it may do so, but it will be subject to a corporate income tax on such income. The Company may be subject to federal excise tax and minimum state taxes.

Revenue Recognition

Interest income from commercial loans is recognized, as earned, over the loan period.

Origination fee revenue on commercial loans is amortized over the term of the respective note.

Deferred Financing Costs

The Company presents deferred financing costs, excluding those incurred in connection with its line of credit, in the consolidated balance sheet as a direct reduction from the related debt liability rather than an asset, in accordance with ASU 2015-03, "Interest – Imputation of Interest (ASC Sub-Topic 835-30): Simplifying the Presentation of Debt Issuance Costs." These costs, incurred in connection with the issuance of the Company's senior secured notes, are being amortized over ten years, using the straight-line method, as the difference between use of the effective interest method is not material. The amortization of loan costs are included in interest and amortization of deferred financing costs in the accompanying consolidated statements of operations.

Deferred financing costs in connection with the Company's Amended and Restated Credit and Security Agreement, as amended (the "Amended and Restated Credit Agreement"), with Webster Business Credit Corporation ("Webster"), Flushing Bank ("Flushing") and Mizrahi Tefahot Bank Ltd ("Mizrahi"), which established the Company's credit line (the "Webster Credit Line"), as discussed in Note 5, are presented as an asset in the balance sheet, in accordance with ASU 2015-15, "Interest – Imputation of Interest (ASC Sub-Topic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated With Line of Credit Arrangements." These costs are being amortized over the term of the respective agreement, using the straight-line method.

Earnings Per Share ("EPS")

Basic and diluted EPS are calculated in accordance with ASC Topic 260, "Earnings Per Share." Under ASC Topic 260, basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution from the exercise of stock options and warrants for common shares using the treasury stock method. The numerator in calculating both basic and diluted EPS for each year is the reported net income. There were no outstanding stock options or warrants at December 31, 2024 and 2023.

Stock-Based Compensation

The Company measured and recognized compensation awards for all stock option grants made to employees and directors, based on their fair value in accordance with ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. The cost will be recognized over the service period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). The Company accounts for equity instruments issued to non-employees in accordance with the provisions of ASC Topic 718 and ASC Sub-Topic 505-50, "Equity-Based Payment to Non-Employees." All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more appropriately measurable.

Fair Value of Financial Instruments

For the line of credit, as well as interest bearing commercial loans held by the Company, the carrying amount approximates fair value due to the relative short-term nature of such instruments. The Company determines the fair value of its senior secured notes using market prices which currently approximate their carrying amount.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU Topic 2023-07, "Segment Reporting (ASC Topic 280)," enhancing segment disclosures for public entities on an annual and interim basis. The update retains existing requirements for segment profit or loss reporting, as well as specified expense disclosures, without altering segment identification, aggregation, or reportable segment thresholds. Effective for fiscal years beginning after December 15, 2023, and interim periods after December 15, 2024, the Company adopted ASU 2023-07 as of December 31, 2024.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's consolidated financial statements.

Reclassifications

Certain amounts included in the December 31, 2023 consolidated financial statements have been reclassified to conform to the December 31, 2024 presentation.

3. Cash - Restricted

Restricted cash mainly represents collections received, pending clearance, from the Company's commercial loans and is primarily dedicated to the reduction of the Company's Webster Credit Line established pursuant to the Amended and Restated Credit Agreement (see Note 5).

4. Commercial Loans

Loans Receivable

The Company offers short-term secured non–banking loans to real estate investors (also known as hard money) to fund their acquisition and construction of properties located in the New York metropolitan area, including New Jersey and Connecticut, and in Florida. The loans are principally secured by collateral consisting of real estate and accompanied by personal guarantees from the principals of the borrowers. The loans are generally for a term of one year. The short-term loans are initially recorded, and carried thereafter, in the financial statements at cost. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term.

For the years ended December 31, 2024 and 2023, the total amounts of $41,965,844 and $56,301,376, respectively, have been lent, offset by collections received from borrowers, under the commercial loans in the amount of $49,089,982 and $57,736,436, respectively. The face amounts of the loans the Company originated in the past seven years have ranged from a minimum of $40,000 to a maximum of $3,600,000. The Company's board of directors established a policy limiting the maximum amount of any loan to the lower of (i) 9.9% of the aggregate amount of the Company's loan portfolio (not including the loan under consideration) and (ii) $4 million. The Company's loans typically have a maximum initial term of 12 months and bear interest at a fixed rate of 9% to 13% per year. In addition, the Company usually receives origination fees, or "points," ranging from 0% to 2% of the original principal amount of the loan as well as other fees relating to underwriting, funding and managing the loan. Interest is always payable monthly, in arrears. In the case of acquisition financing, the principal amount of the loan usually does not exceed 75% of the value of the property (as determined by an independent appraiser), and in the case of construction financing, up to 80% of construction costs.

At December 31, 2024, the Company was committed to $7,203,418 in construction loans that can be drawn by the borrowers when certain conditions are met.

At December 31, 2023, no one entity has loans outstanding representing more than 10% of the total balance of the loans outstanding. At December 31, 2024, the Company has made loans to four different entities in the aggregate amount of $7,225,000 or 11.0% of its loan portfolio. One individual holds at least a fifty percent interest in each of the different entities. This individual is not affiliated with any officers or directors of the Company.

The Company generally grants loans for a term of one year. When a performing loan reaches its maturity and the borrower requests an extension, the Company may extend the term of the loan beyond one year. Prior to granting an extension of any loan, the Company reevaluates the underlying collateral.

Credit Risk

Credit risk profile based on loan activity as of December 31, 2024 and 2023:

Performing loans	Developers-Residential	Developers-Commercial	Developers-Mixed Use	Total outstanding loans
December 31, 2024	$ 56,149,265	$ 7,380,000	$ 2,445,000	$ 65,974,265
December 31, 2023	$ 64,729,403	$ 7,300,000	$ 1,019,000	$ 73,048,403

At December 31, 2024, the Company's loans receivable consisted of loans in the amount of $18,756, $1,520,250, $120,000, $3,725,000, $13,738,817 and $17,155,000, originally due or committed to lend to borrowers in 2016, 2020, 2021, 2022, 2023 and 2024, respectively. At December 31, 2023, the Company's loans receivable consisted of loans in the amount of $33,343, $760,433, $2,210,250, $1,854,000, $7,225,000 and $20,480,886, originally due or committed to lend to borrowers in 2016, 2019, 2020, 2021, 2022 and 2023, respectively.

Generally, borrowers are paying their interest, and the Company receives a fee in connection with the extension of the loans. In all instances, except as described below, the borrowers have either signed an extension agreement or are in the process of signing an extension. Accordingly, at December 31, 2024, no loan impairments exist and there are no provisions for impairment credit losses of loans or recoveries thereof.

During February 2023, the Company sold one of its loans receivable at its face value of $485,000. Mr. Assaf Ran, the Company's President and Chief Executive Officer, participated in such acquisition in the amount of $152,000. In addition, in June 2023, the Company filed a foreclosure lawsuit relating to one property, as a result of a deed transfer from a borrower to a buyer without the Company's consent. In that instance, the buyer of the property on which the Company had a valid mortgage suffered a data breach which resulted in the failure of the buyer to remit the funds needed for the loan payoff. In October 2023, the Company received the entire payoff amount for the loan receivable, including all unpaid fees, to rectify the situation.

Subsequent to the balance sheet date, approximately $11,670,000 of the loans receivable at December 31, 2024 were paid down or paid off, including approximately $6,328,000 originally due on or before December 31, 2024.

5. Line of Credit

The Company executed an Amended and Restated Credit and Security Agreement, with Webster, Flushing and Mizrahi (the "Lenders"), which provides for the Webster Credit Line. Currently, the Webster Credit Line provides the Company with a credit line of $32.5 million in the aggregate until February 28, 2026, secured by assignments of mortgages and other collateral. The interest rates relating to the Webster Credit Line equal (i) the Secured Overnight Financing Rate ("SOFR") plus a premium, which rate aggregated approximately 8.0%, including a 0.5% agency fee, as of December 31, 2024, or (ii) a Base Rate (as defined in the Amended and Restated Credit Agreement) plus 2.00% and a 0.5% agency fee, as chosen by the Company for each drawdown. The Company does not believe there will be any issues in extending the Webster Credit Line or securing a similar line from another bank before its expiration.

The Webster Credit Line contains various covenants and restrictions including, among other covenants and restrictions, limiting the amount that the Company can borrow relative to the value of the underlying collateral, maintaining various financial ratios and limitations on the terms of loans the Company makes to its customers, limiting the Company's ability to pay dividends under certain circumstances, and limiting the Company's ability to repurchase its common shares, sell assets, engage in mergers or consolidations, grant liens, and enter into transactions with affiliates. In addition, the Webster Credit Line contains a cross default provision which will deem any default under any indebtedness owed by the Company or its subsidiary, MBC Funding, as a default under the credit line. Under the Amended and Restated Credit Agreement, the Company may repurchase, redeem or otherwise retire its equity securities in an amount not to exceed ten percent of the Company's annual net income from the prior fiscal year. Further, the Company may issue up to $20 million in bonds through its subsidiary, of which not more than $10 million of such bonds may be secured by mortgage notes receivable, and provided that the terms and conditions of such bonds are approved by Webster, subject to its reasonable discretion. In addition, Mr. Ran has provided a personal guaranty for the potential amounts owed under the Webster Credit line, with such guaranty not to exceed the $1,000,000 plus any costs relating to the enforcement of the personal guaranty.

The costs to establish and amend the Webster Credit Line are being amortized over the term of the respective agreement, using the straight-line method. The amortization costs for the years ended December 31, 2024 and 2023 were $13,578 and $18,318, respectively.

The Company was in compliance with all covenants of the Webster Credit Line, as amended, as of December 31, 2024 and 2023. At December 31, 2024, the outstanding amount under the Amended Credit Agreement was $16,427,874. The interest rate on the amount outstanding fluctuates daily. The rate, including a 0.5% Agency Fee, as of December 31, 2024, was approximately 8.0%.

6. Senior Secured Notes

On April 25, 2016, in an initial public offering, MBC Funding issued 6% senior secured notes, due April 22, 2026 (the "Notes") in the aggregate principal amount of $6,000,000 under the Indenture, dated April 25, 2016, among MBC Funding, as Issuer, the Company, as Guarantor, and Worldwide Stock Transfer LLC, as Indenture Trustee (the "Indenture"). The Notes, having a principal amount of $1,000 each, are listed on the NYSE American and trade under the symbol "LOAN/26." Interest accrues on the Notes commencing on May 16, 2016. The accrued interest is payable monthly in cash, in arrears, on the 15th day of each calendar month commencing June 2016.

Under the terms of the Indenture, the aggregate outstanding principal balance of the mortgage loans held by MBC Funding, together with MBC Funding's cash on hand, must always equal at least 120% of the aggregate outstanding principal amount of the Notes at all times. To the extent the aggregate principal amount of the mortgage loans owned by MBC Funding plus MBC Funding's cash on hand is less than 120% of the aggregate outstanding principal balance of the Notes, MBC Funding is required to repay, on a monthly basis, the principal amount of the Notes equal to the amount necessary such that, after giving effect to such repayment, the aggregate principal amount of all mortgage loans owned by MBC Funding plus, MBC Funding's cash on hand at such time is equal to or greater than 120% of the outstanding principal amount of the Notes. For this purpose, each mortgage loan is deemed to have a value equal to its outstanding principal balance, unless the borrower is in default of its obligations.

MBC Funding may redeem the Notes, in whole or in part, at any time after April 22, 2019 upon at least 30 days prior written notice to the Noteholders. The redemption price will be equal to the outstanding principal amount of the Notes redeemed plus the accrued but unpaid interest thereon up to, but not including, the date of redemption, without penalty or premium. No Notes were redeemed by MBC Funding as of December 31, 2024.

Each Noteholder had the right to cause MBC Funding to redeem his, her or its Notes on April 22, 2021 by notifying MBC Funding in writing, no earlier than November 22, 2020 and no later than January 22, 2021. No Noteholder exercised such right during the required time frame and as such the Notes are no longer redeemable by the Noteholders.

MBC Funding is obligated to offer to redeem the Notes if there occurs a "change of control" with respect to MBC Funding or the Company or if MBC Funding or the Company sell any assets unless, in the case of an asset sale, the proceeds are reinvested in the business of the seller. The redemption price in connection with a "change of control" will be 101% of the principal amount of the Notes redeemed plus accrued but unpaid interest thereon up to, but not including, the date of redemption. The redemption price in connection with an asset sale will be the outstanding principal amount of the Notes redeemed plus accrued but unpaid interest thereon up to, but not including, the date of redemption.

The Company guaranteed MBC Funding's obligations under the Notes, which are secured by its pledge of 100% of the outstanding common shares of MBC Funding that it owns. The Company plans to refinance the Notes prior to their maturity.

The Company's principal executive officers consist of Assaf Ran, who serves as the Company's Chief Executive Officer and President, and Vanessa Kao, who serves as its Chief Financial Officer. As of December 31, 2024, each of Mr. Ran and Ms. Kao own an aggregate of $704,000 and $288,000 of the Notes, respectively.

7. Simple IRA Plan

On October 26, 2000, the board of directors approved a Simple IRA Plan (the "IRA Plan") to attract and retain valuable executives. The IRA Plan allows for participation by up to 100 eligible employees of the Company. Under the IRA Plan, eligible employees may contribute a portion of their pre-tax yearly salary, up to the maximum contribution limit for Simple IRA Plans as set forth under the Internal Revenue Code of 1986, as amended, with the Company matching on a dollar-for-dollar basis up to 3% of the employees' annual pre-tax compensation. These thresholds are subject to change under notice by the trustee for the IRA Plan. The Company is not responsible for any other costs under the IRA Plan. For the years ended December 31, 2024 and 2023, the Company contributed $21,255 and $19,554, respectively, as matching contributions to the IRA Plan.

8. Stockholders' Equity

The Company adopted a share buyback program on April 11, 2023, for the repurchase of up to 100,000 of the Company's common shares. Before this program expired on April 10, 2024, the Company had purchased an aggregate of 56,294 common shares at an aggregate cost of $271,468, including 2,000 common shares repurchased during the first quarter of 2024 at an aggregate cost of $9,800 and 54,294 common shares repurchased at an aggregate cost of $261,668 during the year ended December 31, 2023.

9. Stock-Based Compensation

Stock based compensation expense recognized under ASC Topic 718 of $13,065 for each of the years ended December 31, 2024 and 2023 reflects the amortization of the fair value of 1,000,000 restricted shares granted to the Company's Chief Executive Officer on September 9, 2011 of $195,968, after adjusting for the effect on the fair value of the stock options related to this transaction. The fair value is being amortized over 15 years. At December 31, 2024, all 1,000,000 shares remain restricted, and the remaining unrecognized stock-based compensation amounted to $21,774. One third of such restricted shares shall vest on each of September 9, 2026, September 9, 2027, and September 9, 2028.

10. Commitments and Contingencies

Operating Leases

On October 27, 2020, the Company amended its existing lease (the "Lease Amendment") for its corporate headquarters located at 60 Cutter Mill Road, Great Neck, New York, to expand the office premises and to extend the term of the non-cancelable lease through November 30, 2027. Among other things, the Lease Amendment provides for gradual rent increases from approximately $4,500 per month during the first three years to $5,100 per month during the last year of the extension term, and requires payments for electricity and future escalation increases, as defined. The Company also leases office equipment under a non-cancelable lease that expired in March 2024.

At December 31, 2024, approximate future minimum lease payments, including mandatory fixed electricity charges, are as follows:

2025	$	60,926
2026		60,926
2027		55,848
Total minimum lease payments		177,700
Less: amount representing interest		(10,581)
Present Value of Net Minimum Lease Payments	**$**	**167,119**

At December 31, 2024, the Company's operating lease had a weighted-average remaining lease term of 2.89 years, and the weighted-average discount rate used was 4.14%, which was based on the Company's incremental borrowing rate at the inception of the lease.

Rent expense, including fixed electricity charges and variable real estate taxes, in the years 2024 and 2023 was approximately $63,000 and $64,000, respectively.

Employment Agreements

In March 1999, the Company entered into an employment agreement with Mr. Ran, pursuant to which: (i) Mr. Ran's employment term renews automatically on June 30th of each year for successive one-year periods unless either party gives to the other written notice at least 180 days prior to June 30th of its intention to terminate the agreement; (ii) Mr. Ran receives a current annual base salary of $380,000 and annual bonuses as determined by the Compensation Committee of the board of directors, in its sole and absolute discretion, and is eligible to participate in all executive benefit plans established and maintained by the Company; and (iii) Mr. Ran agreed to a one-year non-competition period following the termination of his employment.

In June 2024, the Compensation Committee approved an increase of Mr. Ran's annual base salary from $350,000 to $380,000. Mr. Ran's annual base compensation for the years 2024 and 2023 was $365,000 and $350,000, respectively. In addition, the Compensation Committee approved an annual bonus of $30,000 and $70,000 to Mr. Ran in 2024 and 2023, respectively.

11. Segment Reporting

The Company reports segment information based on the management approach which designates the internal reporting used by the Chief Operating Decision Maker, which is the Company's Chief Executive Officer, for making decisions and assessing performance as the source of the Company's reportable segments. The Company operates as a single reportable segment, originating, servicing, and managing short-term secured commercial loans to real estate investors. Management evaluates performance on a consolidated basis, as all loans share similar risk profiles, underwriting standards, and operational processes. Key performance metrics include interest income, origination fees, loan performance, and operating expenses. Significant expenses reviewed by management include interest and amortization of deferred financing costs and general and administrative expenses, which remain consistent across loan types. There are no material differences between segment-level information and consolidated financial reporting. The Company will continue to evaluate its segment reporting disclosures and make adjustments if there are material changes in business operations or financial reporting requirements.

Net income from the Company's reportable segment is as follows:

	2024	**2023**
Lending revenue:	$ 9,688,641	$ 9,796,256
Less:		
Interest expense	2,248,368	2,432,532
Amortization of deferred financing costs	88,664	93,403
Referral fees	1,847	2,153
General and administrative expenses	1,776,176	1,825,227
Other income	(18,000)	(33,880)
Income tax expense	650	650
Net income	$ 5,590,936	$ 5,476,171

12. Subsequent Events

In accordance with the dividend declared by the Company's Board of Directors on November 26, 2024, a cash dividend of $0.115 per share in an aggregate amount of $1,315,445 was paid on January 15, 2025 to all shareholders of record on December 31, 2024.

On February 6, 2025, the Company's Board of Directors declared a cash dividend of $0.115 per share to be paid to all shareholders of record on April 8, 2025. The dividend will be paid on April 15, 2025.

Exhibit 19.1

MANHATTAN BRIDGE CAPITAL, INC.

**INSIDER TRADING POLICY
AND GUIDELINES WITH RESPECT TO
CERTAIN TRANSACTIONS IN COMPANY SECURITIES**

Date: January, 2025

This Insider Trading Policy (the "**Policy**") provides guidelines to directors, officers, employees and other related persons of Manhattan Bridge Capital, Inc., a New York corporation, and/or its wholly owned subsidiary, MBC Funding II Corp., a New York corporation (collectively, the "**Company**"), with respect to transactions in the Company's securities. The Company has adopted this Policy in order to ensure compliance with securities laws and to avoid even the appearance of improper conduct by anyone associated with the Company. Failure to comply with these procedures could result in a serious violation of the securities laws by you and/or the Company and can result in both civil penalties and criminal fines and imprisonment. We have all worked hard to establish the Company's reputation for integrity and ethical conduct, and we are all responsible for preserving and enhancing this reputation. The appearance of insider trading can cause a substantial loss of confidence in the Company and its shares on the part of the public and the securities markets. This could result in an adverse impact on the Company and its shareholders. Accordingly, avoiding the appearance of engaging in share transactions on the basis of material undisclosed information can be as important as avoiding a transaction actually based on such information. The Company has appointed its Chief Financial Officer (the "**Compliance Officer**"), as the Company's Insider Trading Compliance Officer.

I. Applicability of Policy

This Policy applies to all transactions in the Company's securities, including common shares, notes, options and any other securities the Company may issue from time to time, such as preferred shares, warrants, notes, and convertible debentures, as well as to derivative securities relating to the Company's shares, whether or not issued by the Company, such as exchange-traded options and debt securities. It applies to all officers of the Company, all members of the Company's Board of Directors (the "**Board**"), and all employees of, and consultants and contractors to, the Company and its subsidiaries/branches who receive or have access to Material Nonpublic Information (as defined below) regarding the Company (collectively, "**Company Affiliated Persons**"). Company Affiliated Persons, members of their immediate families (which include spouse and minor children), members of their households, other family members living with them or who are supported by them, are sometimes referred to in this Policy as "**Insiders**". This Policy also applies to any trust or other estate in which an Insider has a substantial beneficial interest or as to which he or she serves as trustee or in a similar fiduciary capacity, and to any trust, corporation, partnership or other entity which the Insider controls, including venture capital partnerships. This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and would at those times be subject to this Policy.

The Policy imposes additional restrictions upon Insiders who have routine access to Material Nonpublic Information, referred to as "**Access Insiders**[1]."

In addition, the Company itself must comply with securities laws applicable to its own securities trading activities, and must not engage in any transaction involving a purchase or sale of its securities, including any offer to purchase or offer to sell or other disposition of its securities, when it is in possession of Material Nonpublic Information concerning the Company, other than in compliance with applicable law, subject to the policies and procedures adopted by the Company and the exceptions listed in Section XII of this Policy to the extent applicable.

II. General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the work-place and the misuse of Material Nonpublic Information in securities trading.

<center>III. <u>Specific Policies</u></center>

1. <u>Trading on Material Nonpublic Information</u>. No Insider shall engage in any transaction involving a purchase or sale of the Company's securities, including any offer to purchase or offer to sell or gift or other disposition of the Company's securities, during any period commencing with the time that he or she first receives Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term "**Trading Day**" shall mean a day on which the Nasdaq Capital Market is open for trading.

2. <u>Tipping</u>. No Insider shall disclose (sometimes called a "**Tip**") Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company's securities.

3. <u>Confidentiality of Nonpublic Information</u>. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any officer, director or employee of the Company receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections) that may be Material Nonpublic Information, the inquiry should be referred to the Compliance Officer, and to the other appropriate Company officers, as may be provided for in the Company's Disclosure Policy as may be in place from time to time.

1 Access Insiders are: (1) members of the Board, (2) the executive officers, (3) the controller, and (4) the investor relations department of the Company. In addition, other employees of the Company who have routine access to Material Nonpublic Information as determined by the Compliance Officer, who were notified that these additional restrictions apply to them shall also be Access Insiders until otherwise determined by the Compliance Officer.

<center>IV. <u>Potential Criminal and Civil Liability and/or Disciplinary Action</u></center>

1. <u>Liability for Insider Trading</u>. In the United States and many other countries, the personal consequences to an Insider of illegally trading securities while in possession, or on the basis of, Material Nonpublic Information can be quite severe. In the United States there are substantial civil penalties and criminal sanctions which may be assessed for insider trading. Civil penalties are a payment of a penalty of up to three times the illicit windfall. In addition, Insiders may be subject to criminal fines of up to $5,000,000 and up to twenty years in prison for engaging in transactions in the Company's securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction an Insider should carefully consider how the transaction may be construed in the bright light of hindsight. If you have any questions or uncertainties about this Policy or a proposed transaction, please ask the Compliance Officer.

2. <u>Liability for Tipping</u>. Insiders may also be liable for improper transactions by any person (commonly referred to as a "**Tippee**") to whom they have disclosed Material Nonpublic Information or any person to whom the Tippee discloses such Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company's securities. The civil penalties and criminal sanctions for tipping by an Insider are the same as the ones for an Insider conducting insider trading, even if the disclosing person did not profit from the trading. The Securities and Exchange Commission (the "**SEC**"), the Financial Industry Regulatory Authority ("**FINRA**") and the stock exchanges use sophisticated electronic surveillance techniques to uncover insider trading.

3. <u>Possible Disciplinary Actions</u>. The seriousness of securities law violations is reflected in the penalties and criminal sanctions such violations carry. These violations may also create negative publicity for the Company and a director's resignation may be sought, or an officer or other employee will be subject to possible Company disciplinary action including ineligibility for future participation in the Company's equity incentive plans or termination of employment.

V. <u>Individual Responsibility</u>

Every Company Affiliated Person has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that person or any other Insiders of the Company. The guidelines set forth in this Policy are not intended to provide a conclusive solution for all circumstances, and appropriate judgment should be exercised in connection with any trade in the Company's securities.

An Insider may, from time to time, have to forego a proposed transaction in the Company's securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

VI. <u>Applicability of Policy to Inside Information Regarding Other Companies</u>

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company's customers, vendors or suppliers ("**Business Partners**"), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil penalties and criminal sanctions, and termination of employment, may result from trading on inside information regarding the Company's Business Partners. All employees should treat Material Nonpublic Information about the Company's Business Partners with the same care required with respect to information related directly to the Company.

VII. <u>Dissemination of Company Information</u>

The prohibition of the disclosure of Material Nonpublic Information applies to all contacts made within and outside the Company. Care should be taken to prevent the disclosure of Material Nonpublic Information during all contact including phone calls and casual conversation. If in doubt about whether information falls into the category of Material Nonpublic Information, then the information should not be disclosed.

Prior to disclosure to any third party, any officer, director or employee of the Company who is aware of any Material Nonpublic Information concerning the Company that has not been disclosed to the public should report the intention to disclose such information promptly to the Compliance Officer and obtain approval to do so, or otherwise act in accordance with the Company's Disclosure Policy as may be in place from time to time.

VIII. <u>Definition of Material Nonpublic Information</u>

Material Nonpublic Information is information which is material, and that has not been disclosed or otherwise made available to the general public by the Company.

It is not possible to define all categories of material information. Generally, information should be regarded as material if a reasonable investor would consider it important in making an investment decision regarding the purchase or sale of the Company's securities or the information, if made public, would likely affect the market price of the Company's securities. Either positive or negative information may be material. Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Nonpublic information can be material even with respect to companies that do not have publicly traded stock, such as those with outstanding bonds or bank loans.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. If any Insider has questions as to the materiality of information, he or she should contact the Compliance Officer for clarification. Examples of information which is deemed to be material include:

- Financial results;
- Projections of future earnings or losses;
- News of a pending or proposed merger or acquisition;
- Expansion or curtailment of operations or the gain or loss of a substantial customer;
- Changes in control of the Company or major changes in senior management;

- Significant new joint ventures, alliances, or strategic partnerships or material developments in existing arrangements;

- Impending bankruptcy or financial liquidity problems;

- Events regarding the Company's securities (e.g. stock splits, repurchases, or changes in dividend policy);

- Changes in auditors or auditor notification that the Company may no longer rely on an audit report;

- A significant purchase or sale of assets or disposition of a subsidiary or division;

- New equity or debt offerings, significant borrowings, or other material financial transactions;

- Significant litigation exposure due to actual or threatened litigation;

- Significant actions by regulatory bodies;

- Significant actions by regulatory bodies;

- Cybersecurity risks and incidents;

- Proposed payment of a dividend; and

- Any of the above with respect to a subsidiary, or other affiliate of the Company.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. It is important to note that information is not necessarily public merely because it has been discussed in the press, which will sometimes report rumors. You should presume that information is nonpublic unless you can point to its official release by the Company in at least one of the following ways:

1. Information contained in publicly available documents filed with securities regulatory authorities (e.g., filings with the SEC);
2. Issuance of press releases; or
3. Meetings with members of the press and the public.

IX. Additional Circumstances Where No Exceptions Apply

There are almost no exceptions to the prohibition against insider trading. For example, absent a Qualified Plan (as defined below), it does not matter that the transactions in question may have been planned before the Insider came into possession of the undisclosed material information, regardless of the economic loss that the person may believe he or she might suffer as a consequence of not trading.

As noted above, the definition of Insiders, to which this Policy applies, includes immediate family members of Company Affiliated Persons. Although immediate family is narrowly defined, a Company Affiliated Person should be especially careful with respect to family members or to unrelated persons living in the same household.

Finally, there are no limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned investigations and lawsuits.

X. Trading Window

The period beginning two weeks before the end of the last month of each calendar quarter and ending two Trading Days following the date of public disclosure of the financial results for that quarter, is a particularly sensitive period of time for transactions in the Company's shares from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that directors, officers and certain other employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter.

Accordingly, to ensure compliance with this Policy and applicable federal and state securities laws, it is the Company's policy that all directors, officers and employees refrain from conducting transactions involving the Company's securities other than during the period (the "**Trading Window**") commencing at the close of business on the second Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the day that is two weeks before the last day of the last month of the next fiscal quarter. As a courtesy to the persons subject to this Policy, the Company may provide advance notice before the Trading Window opens.

From time to time, the Company may also notify that directors, officers, selected employees and others are required to suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons are advised not to engage in any transaction involving the Company's securities during such period and should not disclose to others the fact of such suspension of trading.

The purpose behind the self-imposed Trading Window period is to help establish a diligent effort to avoid any improper transaction. It should be noted, however, that even during the Trading Window, any person possessing Material Nonpublic Information concerning the Company may not attempt to "beat the market" by trading simultaneously with, or shortly after, the official release of Material Nonpublic Information. Although there is no fixed period for how long it takes the market to absorb information, out of prudence a person aware of Material Nonpublic Information should refrain from any trading activity for at least two full Trading Days following its official release, whether or not the Company has recommended a suspension of trading to that person.

NOTWITHSTANDING THESE TIMING GUIDELINES, IT IS ILLEGAL FOR ANY PERSON TO TRADE WHILE IN POSSESSION OF MATERIAL NONPUBLIC INFORMATION, INCLUDING SITUATIONS IN WHICH THE PERSON IS AWARE OF MAJOR DEVELOPMENTS THAT HAVE NOT YET BEEN PUBLICLY ANNOUNCED BY THE COMPANY. TRADING IN THE COMPANY'S SECURITIES DURING THE TRADING WINDOW SHOULD <u>NOT</u> BE CONSIDERED A "SAFE HARBOR," AND ALL DIRECTORS, OFFICERS AND OTHER INSIDERS SHOULD USE GOOD JUDGMENT AT ALL TIMES.

XI. <u>Inquiries</u>

All Insiders should review this Policy carefully and contact the Compliance Officer if they have a concern that a contemplated transaction in the Company's securities might not conform with this Policy.

XII. <u>Certain Exceptions</u>

For purposes of this Policy, the Company considers that the exercise of share options for cash under the Company's share option plans or the purchase of shares under employee purchase plans in effect at the time of the adoption of this Policy and that may be adopted in the future (but <u>not</u> the sale of any such shares) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. Accordingly, cashless exercises of options are subject to the Policy when they involve the sale of shares into the public marketplace.

The restrictions set forth in this Policy shall not apply to purchases or sales made pursuant to a Qualified Plan. For purposes of this exception, a "Qualified Plan" is a written plan for selling the Company's securities which meets each of the following requirements: (a) the plan is adopted by the Insider during a Trading Window and when the Insider is not in possession of material non-public information; (b) the plan is adhered to strictly by the Insider; (c) the plan either (i) specifies the amount of securities to be sold and the date on which the securities are to be sold, (ii) includes a written formula or algorithm, or computer program, for determining the amount of securities to be sold and the price at which and the date on which the securities are to be purchased or sold, or (iii) does not permit the Insider to exercise any subsequent influence over how, when, or whether to effect sales; provided, in addition, that any other person who, pursuant to the plan, does exercise such influence must not have been aware of the material non-public information when doing so; (d) the plan includes a representation from the Insider adopting the plan that such Insider (i) is not aware of any material nonpublic information about the Company or its securities and (ii) is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"); (e) the plan provides that trading under the plan cannot begin until the later of (i) 90 days after the adoption of the plan or (ii) two business days following the disclosure of the Company's financial results in a Form 10-Q or Form 10-K (such period being referred to as the "cooling-off period", but, in either case, not to exceed 120 days following the adoption of the plan, and provided that if the Insider is not a director or officer of the Company, such cooling-off period shall be at least 30 days rather than the longer periods set forth above); and (e) at the time it is adopted the plan conforms to all other requirements of Rule 10b5-1 under the Exchange Act as then in effect. Rule 10b5-1 provides an affirmative defense from insider trading liability under the U.S. federal securities laws for trading plans that meet the above requirements.

In accordance with Rule 10b5-1 under the Exchange Act, any change to the amount, price, or timing of the purchase or sale of securities underlying a Qualified Plan constitutes termination of the Qualified Plan and the adoption of a new Qualified Plan, which triggers the cooling-off period described above. No Insider may have more than one Qualified Plan for purchases or sales of securities on the open market during the same period. In addition, no Insider may have more than one single-trade Qualified Plan during any 12-month period. A single-trade plan is one that has the practical effect of requiring the purchase or sale of securities as a single transaction. With respect to overlapping Qualified Plans, an Insider may have two separate plans provided (i) the later-commencing plan does not begin until all trades have been completed under the first plan or the first plan expires without execution, and trading during the cooling-off period that would have applied if the later-commencing plan was adopted on the date the earlier-commencing plan terminates and (ii) the separate plans satisfy all other conditions applicable to Qualified Plans. With respect to overlapping Qualified Plans, an Insider may have separate plans for "sell-to-cover" transactions in which an Insider instructs an agent to sell securities in order to satisfy tax withholding obligations at the time an equity award vests. Any such additional plan must only authorize qualified "sell-to-cover" transactions. With respect to single-trade Qualified Plans, an Insider may have a single-trade plan for "sell-to-cover" transactions.

In addition to the above requirements, a Qualified Plan shall be signed and dated by the Insider, and submitted to the Compliance Officer at least two (2) Trading Days before it is filed with the broker who executes it. The Company shall have the right, at all time, to suspend purchases or sales under a Qualified Plan; for instance in the event that the Company needs to comply with requirements by underwriters for "lock-up" agreements in connection with an underwritten public offering of the Company's securities. Any cancellation, suspension, expansion or other modification of a Qualified Plan by the Insider who established it must: (1) be in writing, signed and dated by such Insider, (2) be submitted to the Compliance Officer within two (2) Trading Days before the cancellation, suspension, expansion or other modification was reduced to writing, and (3) be made during a Trading Window, and when the Insider who established it has no Nonpublic Material Information about the Company.

XIII. Additional Information for Directors, Officers and Certain Employees with Routine Access to Material Nonpublic information

This Policy imposes additional restrictions upon Access Insiders, because of their routine access to Material Nonpublic Information.

1. Preclearance of Trades. The Company has determined that all Access Insiders should refrain from trading in the Company's securities, even during the Trading Window, without first complying with the Company's "preclearance" process. Each Access Insider should contact the Compliance Officer prior to commencing any trade, gift or other transaction in the Company's securities or entering into a Qualified Plan and delivering it to the broker for execution. At the time of executing a trade in the Company's securities, such individuals will be responsible for verifying that the Company has not imposed any restrictions on their ability to engage in transactions. If the individual has not completed the transaction within ten (10) Trading Days of notification of the intention to trade, then the individual must again notify the Compliance Officer that he or she intends to execute a transaction and re-verify the nonexistence of any restrictions on such trade. For the avoidance of doubt, this paragraph shall not apply to a Qualified Plan, after it has been set up.

Before each transaction in the Company's securities, each officer and director should contact the Compliance Officer regarding compliance with Rule 144 under the U.S. Securities Act of 1933, as amended ("**Rule 144**"), which contains guidelines for the sale of privately issued shares and sales by affiliates of the Company, if such sales are not covered by an effective registration statement, to the extent applicable.

2. Rule 144 and Section 16 Matters for Directors and Officers. Directors and principal officers of the Company must also comply with Rule 144, or another applicable exemption from registration. The practical effect of Rule 144 is that directors and officers who sell the Company's securities may be required to comply with a number of requirements including holding period, volume limitation, manner of sale and SEC filing requirements. The Company may provide separate memoranda and other appropriate materials to its directors and officers regarding compliance with Rule 144. In addition, the directors and officers who transact in Company securities have to report such transactions through the filing of Form 4s with the SEC. The Company will advise such persons if they are subject to the requirement to file a Form 4.

XIV. Specific Requirements

1. **Speculative Trading**. No Insider may engage in transactions of a speculative nature at any time. All Insiders are prohibited from short-selling the Company's securities or engaging in transactions involving the Company's based derivative securities. A short sale, for these purposes, means any transaction whereby one may benefit from a decline in the price of the Company's securities. "**Derivative Securities**" are options, warrants, stock appreciation rights or similar rights whose value is

derived from the value of an equity security, such as the Company's common shares. This prohibition includes, but is not limited to, trading in the Company's based put and call option contracts, transacting in straddles, hedging or monetization transaction with respect to the Company's securities, and the like. In addition, no Insider shall engage in a transaction with respect to securities of the Company if he or she owns the security, but does not deliver it against such sale (a "short sale against the box") within twenty days thereafter, or does not within five days after such sale deposit it in the mails or other usual channels of transportation. The above does not derogate from Insiders' right to hold and exercise options or other derivative securities granted under the Company's employee share option or equity incentive plans as long as such exercise is not prohibited by this Policy.

2. **Margin Accounts and Pledges**. Securities held in a margin account may be sold by the broker without the consent of the owner thereof if such owner fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold if the owner thereof defaults on the loan. In case of an owner who is subject to this Policy, these sales may occur at a time when such person is aware of material, non-public information or otherwise not permitted to trade such securities. Therefore, this policy prohibits holding any Company securities in a margin account or pledging any Company securities as collateral for a loan.

3. **Post-Termination Transactions.** If an Insider is aware of Material Nonpublic Information at the time such Insider's association with the Company is terminated, whether by the Insider or the Company, the Insider may not trade in Company securities until such information is no longer material or until two Trading Days after such information has become public. In addition, if the Company is not in a Trading Window at the time such association with the Company is terminated, the Insider may not trade in Company securities until two Trading Days after the next announcement of quarterly earnings or of the material, non-public information.

4. **Ad hoc Restrictions**. The Compliance Officer has the authority to impose restrictions on trading in the Company's securities by appropriate individuals at any time. In such event, the Compliance Officer will notify the affected individuals, either personally, by email or by voicemail, to inform them of the restrictions.

5. **Open Orders**. Any Insider who has placed a limit order or open instruction to buy or sell the Company's securities shall bear responsibility for canceling such instructions immediately upon becoming in possession of Material Nonpublic Information.

XV. **Acknowledgement**

Please sign the attached acknowledgement form and return it to the Compliance Officer.

If you have any questions with respect to this Policy, please contact the Company's Compliance Officer, at 516-444-3400 or vanessa@manhattanbridgecapital.com.

<u>ACKNOWLEDGEMENT</u>

I have received, read and understand the Insider Trading Policy and Guidelines with Respect to Certain Transactions in Company Securities of Manhattan Bridge Capital, Inc. and/or its wholly owned subsidiary, MBC Funding II Corp., a copy of which is attached hereto, and agree to comply with the provisions thereof.

Date: _____

                                                                    _____
                                                                           Signature

                                                                    _____
                                                                              Name

                                                                           _____
                                                                                 Title

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Manhattan Bridge Capital, Inc.

We hereby consent to the incorporation by reference in the Registration Statements of Manhattan Bridge Capital, Inc. on Form S-8 (#333-82374, #333-127424 and #333-163105) and on Form S-3 (#333-279603) of our report dated March 12, 2025, on the consolidated balance sheets of Manhattan Bridge Capital, Inc. and Subsidiary as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended, as appearing in the annual report on Form 10-K of Manhattan Bridge Capital, Inc. for the year ended December 31, 2024.

/s/ *Hoberman & Lesser CPAs, LLP*
New York, New York

March 12, 2025

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14

I, Assaf Ran, certify that:

1.   I have reviewed this Annual Report on Form 10-K, of Manhattan Bridge Capital, Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act- Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2025

/s/ Assaf Ran
Assaf Ran
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14

I, Vanessa Kao, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Manhattan Bridge Capital, Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act- Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2025   */s/ Vanessa Kao*
_____
                                                                         Vanessa Kao
                                                                         Chief Financial Officer and Treasurer
                                                                         (Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Manhattan Bridge Capital, Inc. on Form 10-K, for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Assaf Ran, Chief Executive Officer of Manhattan Bridge Capital, Inc., certify, pursuant to 18 U.S.C. § 1350, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Manhattan Bridge Capital, Inc.

Date: March 12, 2025

/s/ Assaf Ran

Assaf Ran

(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Manhattan Bridge Capital, Inc. on Form 10-K, for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Vanessa Kao, Chief Financial Officer of Manhattan Bridge Capital, Inc., certify, pursuant to 18 U.S.C. § 1350, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Manhattan Bridge Capital, Inc.

Date: March 12, 2025

/s/ Vanessa Kao
Vanessa Kao
(Principal Financial Officer)

EXECUTIVE OFFICERS

Assaf Ran
Chief Executive Officer and President

Vanessa Kao
Chief Financial Officer, Vice President, Treasurer and Secretary

BOARD OF DIRECTORS

Assaf Ran, *Chairman of the Board*

Lyron Bentovim (1)

Eran Goldshmit (1)(2)(3)

Michael J. Jackson (1)(2)(3)

Phillip Michals (1)(2)(3)

Vanessa Kao

(1)   Member of the Audit Committee.
(2)   Member of the Compensation Committee.
(3)   Member of the Corporate Governance and Nominating Committee.

SHAREOWNER SERVICES

Questions about stock-related matters may be directed to our transfer agent:

Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005
Phone: 800-937-5449
Email: HelpAST@equiniti.com

COUNSEL

Sullivan & Worcester LLP
1251 Avenue of the Americas
New York, NY 10020

INDEPENDENT PUBLIC ACCOUNTANTS

Hoberman & Lesser CPA's, LLP
252 West 37th Street, Suite 600E
New York, NY 10018

OTHER INFORMATION

A copy of the Company's annual report on Form 10-K, for the year ended December 31, 2024, filed with the Securities and Exchange Commission may be obtained without charge by any shareholder by sending a written request to:

Manhattan Bridge Capital Inc.
Investor Relations Department
60 Cutter Mill Road, Suite 205
Great Neck, NY 11021
(516) 444-3400
or at www.manhattanbridgecapital.com

Additional information can be received by contacting our investor relations department at the telephone number above.

HOLDERS

As of April 25, 2025, the number of registered holders of our common shares was 10 and the estimated number of beneficial owners of our common shares was approximately 9,000. Equiniti Trust Company, LLC serves as transfer agent for our common shares.

DIVIDENDS

We intend to pay regular quarterly distributions to holders of our common shares in an amount not less than 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). As a REIT, our distributions generally will be taxable as ordinary income to our shareholders (subject to the lower effective tax rates applicable to qualified REIT dividends via the deduction-without-outlay mechanism of Section 199A of the Code, which is generally available to our noncorporate U.S. shareholders that meet specified holding requirement for taxable years before 2026), although we may designate a portion of the distributions as qualified dividend income or capital gain or a portion of the distributions may constitute a return of capital. For tax reporting purposes, taxable income dividends/distributions and non-taxable return of capital distributions may result and will be reported as such to U.S. individual taxpayers on Form 1099-DIV. For the tax year of 2024, 100% of our total distributions are characterized as non-qualified dividends (Section 199A).